SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2008

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY FINANCIAL INFORMATION	March 31, 2008	Accounting Practices
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY		Adopted in Brazil

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 – IDENTIFICATION

1 - CVM CODE 00403-0	2 - COMPANY NAME COMPANHIA SIDERÚRGICA NACIONAL	3 - CNPJ (Corporate Taxpayer’s ID)33.042.730/0001-04
4 - NIRE (Corporate Registry ID)33-3.00011595

01.02 – HEAD OFFICE

1 - ADDRESS R. SÃO JOSÉ, 20 GR. PARTE 1602 PARTE			2 - DISTRICT CENTRO
3 - ZIP CODE 22010-020	4 - CITY RIO DE JANEIRO			5 - STATE RJ
6 - AREA CODE 21	7 - TELEPHONE 2141-1800	8 - TELEPHONE -	9 - TELEPHONE -	10 - TELEX
11 - AREA CODE 21	12 - FAX 2141-1809	13 - FAX -	14 – FAX -
15 - E-MAIL invrel@csn.com.br

01.03 – INVESTOR RELATIONS OFFICER (Company Mailing Address)

1- NAME OTÁVIO DE GARCIA LAZCANO
2 - ADDRESS AV. BRIGADEIRO FARIA LIMA, 3400 20° ANDAR			3 - DISTRICT ITAIM BIBI
4 - ZIP CODE 04538-132	5 - CITY SÃO PAULO			6 - STATE SP
7 - AREA CODE 11	8 - TELEPHONE 3049-7100	9 - TELEPHONE -	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE 11	13 - FAX 3049-7150	14 - FAX -	15 – FAX -
16 - E-MAIL invrel@csn.com.br

01.04 – REFERENCE AND AUDITOR INFORMATION

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNING	2 - END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
1/1/2008	12/31/2008	1	1/1/2008	3/31/2008	4	10/1/2007	12/31/2007
09 - INDEPENDENT ACCOUNTANT KPMG AUDITORES INDEPENDENTES					10 - CVM CODE 00418-9
11. TECHNICIAN IN CHARGE ANSELMO NEVES MACEDO					12 – TECHNICIAN’S CPF (INDIVIDUAL TAXPAYER’S REGISTER) 033.169.788-28

01.05 – CAPITAL STOCK

Number of Shares (In thousands)	1- CURRENT QUARTER 3/31/2008	2- PREVIOUS QUARTER 12/31/2007	3 – SAME QUARTER PREVIOUS YEAR 3/31/2007
Paid-in Capital
1 – Common	804,204	272,068	272,068
2 – Preferred	0	0	0
3 – Total	804,204	272,068	272,068
Treasury Shares
4 – Common	34,734	15,578	15,578
5 – Preferred	0	0	0
6 – Total	34,734	15,578	15,578

01.06 – COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industry and Other Types of Company
2 - STATUS Operational
3 - NATURE OF OWNERSHIP Private National
4 - ACTIVITY CODE 1060 – Metallurgy and Steel Industry
5 - MAIN ACTIVITY MANUFACTURING, TRANSFORMATION AND TRADING OF STEEL PRODUCTS
6 - CONSOLIDATION TYPE Total
7 - TYPE OF REPORT OF INDEPENDENT AUDITORS Qualified

01.07 – COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ (Corporate Taxpayer’s ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE
01	RCA	12/21/2007	Dividend	01/08/2008	Common	2.5930110000
02	RCA	12/21/2007	Interest on Own Capital	01/08/2008	Common	0.4471180000

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (In thousands of reais)	4 - AMOUNT OF CHANGE (In thousands of reais)	5 - NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (Thousand)	8 - SHARE PRICE WHEN ISSUED (In reais)

01.10 - INVESTOR RELATIONS OFFICER

1 - DATE 05/06/2008	2 - SIGNATURE

02.01 – BALANCE SHEET - ASSETS (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 - 3/31/2008	4 -12/31/2007
1	Total Assets	26,242,986	26,608,601
1.01	Current Assets	3,934,089	4,783,329
1.01.01	Cash and Cash Equivalents	39,515	26,223
1.01.02	Receivable	1,770,505	2,021,141
1.01.02.01	Accounts Receivable	993,303	997,443
1.01.02.01.01	Domestic Market	665,462	562,428
1.01.02.01.02	Foreign Market	416,423	506,670
1 .01.02.01.03	Allowance for Doubtful Accounts	(88,582)	(71 ,655)
1.01 .02.02	Sundry Receivable	777,202	1,023,698
1.01.02.02.01	Employees	4,742	3,987
1.01.02.02.02	Suppliers	142,758	283,582
1.01.02.02.03	Recoverable Income and Social Contribution Taxes	3,446	804
1.01 .02.02.04	Deferred Income Tax	228,314	300,628
1.01.02.02.05	Deferred Social Contribution	80,544	106,577
1.01.02.02.06	Other Taxes	65,004	79,310
1 .01.02.02.07	Proposed Dividends Receivable	238,203	238,203
1.01.02.02.08	Other Receivable	14,191	10,607
1.01.03	Inventories	1,548,787	1,780,473
1.01.04	Other	575,282	955,492
1.01.04.01	Marketable Securities	352,174	718,892
1.01.04.02	Prepaid Expenses	36,861	50,353
1.01 .04.03	Insurance Claimed	186,247	186,247
1.02	Non-Current Assets	22,308,897	21,825,272
1.02.01	Long-Term Assets	2,525,358	2,472,203
1.02.01.01	Sundry Receivable	820,303	815,445
1.02.01.01.02	Securities Receivable	131,759	132,816
1.02.01.01.03	Deferred Income Tax	411,983	405,706
1.02.01.01.04	Deferred Social Contribution	136,178	134,553
1.02.01.01.05	Other Taxes	140,383	142,370
1.02.01.02	Receivable from Related Parties	888,222	819,988
1.02.01.02.01	Associated and Related Companies	0	0
1.02.01.02.02	Subsidiaries	888,222	819,988
1.02.01.02.03	Other Related Parties	0	0
1.02.01.03	Other	816,833	836,770
1.02.01.03.01	Judicial Deposits	665,717	684,338
1.02.01.03.02	Marketable Securities	90,834	90,834
1.02.01.03.03	Prepaid Expenses	33,068	34,371
1.02.01.03.04	Other	27,214	27,227
1.02.02	Permanent Assets	19,783,539	19,353,069
1.02.02.01	Investments	7,022,302	6,573,043
1 .02.02.01.01	In Associated/ Related Companies	0	0

02.01 – BALANCE SHEETS - ASSETS (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 - 3/31/2008	4 -12/31/2007
1 .02.02.01.02	In Associated/ Related Companies - Goodwill	0	0
1.02.02.01.03	In Subsidiaries	6,988,451	6,535,133
1.02.02.01.04	In Subsidiaries - Goodwill	33,820	37,879
1.02.02.01.05	Other Investments	31	31
1.02.02.02	Property, Plant and Equipment	12,598,577	12,618,843
1.02.02.02.01	In Operation, Net	10,834,557	11,011,930
1.02.02.02.02	In Construction	1,351,931	1,194,921
1.02.02.02.03	Land	412,089	411,992
1.02.02.03	Intangible Assets	0	0
1.02.02.04	Deferred Charges	162,660	161,183

02.02 – BALANCE SHEET - LIABILITIES (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 - 3/31/2008	4 -12/31/2007
2	Total Liabilities	26,242,986	26,608,601
2.01	Current Liabilities	5,185,902	6,523,450
2.01.01	Loans and Financing	1,058,779	1,386,359
2.01.02	Debentures	347,929	350,147
2.01 .03	Suppliers	875,483	1,046,600
2.01.04	Taxes and Contributions	652,416	764,223
2.01.04.01	Salaries and Social Contributions	68,743	72,897
2.01.04.02	Taxes Payable	221,677	358,740
2.01.04.03	Deferred Income Tax	110,798	93,000
2.01 .04.04	Deferred Social Contribution	39,887	33,480
2.01.04.05	Taxes paid in installments	211,311	206,106
2.01.05	Dividends Payable	1,364,596	2,115,881
2.01.06	Provisions	112,676	117,702
2.01.06.01	Contingencies	149,525	123,897
2.01.06.02	Judicial Deposits	(89,086)	(57,315)
2.01 .06.03	Provision for Pension Fund	52,237	51,120
2.01 .07	Debts with Related Parties	0	0
2.01 .08	Other	774,023	742,538
2.01.08.01	Accounts Payable - Subsidiaries	554,270	560,474
2.01 .08.02	Other	219,753	182,064
2.02	Non-Current Liabilities	12,706,943	12,457,541
2.02.01	Long-Term Liabilities	12,706,943	12,457,541
2.02.01.01	Loans and Financing	6,658,292	6,344,740
2.02.01.02	Debentures	600,000	600,000
2.02.01.03	Provisions	4,324,046	4,324,095
2.02.01.03.01	Contingencies	3,461,703	3,389,164
2.02.01.03.02	Judicial Deposits	(1,036,308)	(1,011,875)
2.02.01.03.03	Deferred Income Tax	1,396,067	1,431,475
2.02.01.03.04	Deferred Social Contribution	502,584	515,331
2.02.01.04	Debts with Related Parties	0	0
2.02.01.05	Advance for Future Capital Increase	0	0
2.02.01.06	Other	1,124,605	1,188,706
2.02.01.06.01	Allowance for Investment Loss	90,356	85,016
2.02.01.06.02	Accounts Payable – Subsidiaries	83,756	83,941
2.02.01.06.03	Provision for Pension Fund	143,980	180,760
2.02.01.06.04	Taxes paid in installments	740,295	773,585
2.02.01.06.05	Other	66,218	65,404
2.02.02	Deferred Income	0	0
2.04	Shareholders’ Equity	8,350,141	7,627,610
2.04.01	Paid-In Capital Stock	1,680,947	1,680,947
2.04.02	Capital Reserves	30	30

02.02 – BALANCE SHEETS - LIABILITIES (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 - 3/31/2008	4 -12/31/2007
2.04.03	Revaluation Reserves	4,512,692	4,585,553
2.04.03.01	Own Assets	4,290,796	4,360,515
2.04.03.02	Subsidiaries/ Associated and Related Companies	221,896	225,038
2.04.04	Profit Reserves	1,533,159	1,361,080
2.04.04.01	Legal	336,189	336,189
2.04.04.02	Statutory	0	0
2.04.04.03	For Contingencies	0	0
2.04.04.04	Unrealized Income	0	0
2.04.04.05	Retention of Profits	0	0
2.04.04.06	Special For Non-distributed Dividends	0	0
2.04.04.07	Other Profit Reserves	1,196,970	1,024,891
2.04.04.07.01	From Investments	1,768,321	1,768,321
2.04.04.07.02	Treasury Shares	(571,351)	(743,430)
2.04.05	Retained Earnings/ Accumulated Losses	623,313	0
2.04.06	Advance for Future Capital Increase	0	0

03.01 – STATEMENT OF INCOME (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 - 1/1/2008 to 3/31/2008	4 - 1/1/2008 to 3/31/2008	5 - 1/1/2007 to 3/31/2007	6 - 1/1/2007 to 3/31/2007
3.01	Gross Revenue from Sales and/or Services	3,104,282	3,104,282	2,431,278	2,431,278
3.02	Gross Revenue Deductions	(778,609)	(778,609)	(482,279)	(482,279)
3.03	Net Revenue from Sales and/or Services	2,325,673	2,325,673	1,948,999	1,948,999
3.04	Cost of Goods and/or Services Sold	(1,381,399)	(1,381,399)	(1,180,380)	(1,180,380)
3.04.01	Depreciation, Depletion and Amortization	(272,454)	(272,454)	(192,541)	(192,541)
3.04.02	Other	(1,108,945)	(1,108,945)	(987,839)	(987,839)
3.05	Gross Income	944,274	944,274	768,619	768,619
3.06	Operating Income/Expenses	(29,217)	(29,217)	227,514	227,514
3.06.01	Selling Expenses	(101,029)	(101,029)	(68,532)	(68,532)
3.06.01.01	Depreciation and Amortization	(1,869)	(1,869)	(1,606)	(1,606)
3.06.01.02	Other	(99,160)	(99,160)	(66,926)	(66,926)
3.06.02	General and Administrative	(68,952)	(68,952)	(58,283)	(58,283)
3.06.02.01	Depreciation and Amortization	(4,126)	(4,126)	(4,268)	(4,268)
3.06.02.02	Other	(64,826)	(64,826)	(54,015)	(54,015)
3.06.03	Financial	(256,152)	(256,152)	(94,744)	(94,744)
3.06.03.01	Financial Income	137,189	137,189	(105,257)	(105,257)
3.06.03.02	Financial Expenses	(393,341)	(393,341)	10,513	10,513
3.06.03.02.01	Foreign Exchange and Monetary Variation, net	(158,326)	(158,326)	285,275	285,275
3.06.03.02.02	Financial Expenses	(235,015)	(235,015)	(274,762)	(274,762)
3.06.04	Other Operating Income	4,903	4,903	2,298	2,298
3.06.05	Other Operating Expenses	(51,905)	(51,905)	(40,920)	(40,920)
3.06.06	Equity pick-up	443,918	443,918	487,695	487,695
3.07	Operating Income	915,057	915,057	996,133	996,133
3.08	Non-Operating Income	(1,160)	(1,160)	(1,023)	(1,023)
3.08.01	Income	196	196	1	1
3.08.02	Expenses	(1,356)	(1,356)	(1,024)	(1,024)

03.01 – STATEMENT OF INCOME (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 - 1/1/2008 to 3/31/2008	4 - 1/1/2008 to 3/31/2008	5 - 1/1/2007 to 3/31/2007	6 - 1/1/2007 to 3/31/2007
3.09	Income before Taxes/Profit Sharing	913,897	913,897	995,110	995,110
3.10	Provision for Income and Social Contribution Taxes	(76,304)	(76,304)	(215,983)	(215,983)
3.11	Deferred Income Tax	(66,495)	(66,495)	(25,639)	(25,639)
3.11.01	Deferred Income Tax	(48,426)	(48,426)	(18,130)	(18,130)
3.11.02	Deferred Social Contribution	(18,069)	(18,069)	(7,509)	(7,509)
3.12	Statutory Profit Sharing/Contributions	0	0	0	0
3.12.01	Profit Sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Shareholders’ Equity	0	0	0	0
3.15	Income/Loss for the Period	771,098	771,098	753,488	753,488
	OUTSTANDING SHARES, EX-TREASURY (in thousands)	769,470	769,470	256,490	256,490
	EARNINGS PER SHARE (in Reais)	1.00212	1.00212	2.93769	2.93769
	LOSS PER SHARE (in Reais)

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION	March 31, 2008	Accounting Practices
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY		Adopted in Brazil

00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

04.01 – NOTES TO THE FINANCIAL STATEMENTS

(In thousands of reais, unless otherwise stated)

1. OPERATIONS

Companhia Siderúrgica Nacional (“CSN” or “Company”) is engaged in the production of flat steel products and its main industrial complex is the Presidente Vargas Steelworks (“UPV”) located in the City of Volta Redonda, State of Rio de Janeiro.

CSN is engaged in the mining of iron ore, limestone and dolomite in the State of Minas Gerais and tin in the State of Rondônia, by means of the subsidiary ERSA, in order to meet the needs of UPV. It also maintains strategic investments in mining companies, railroad, electricity and ports, to optimize its activities. In addition, it is implementing a cement plant inside UPV, in Volta Redonda.

To be closer to clients and win markets on a global level, CSN has a steel distributor, two metal package plants in addition to a galvanized steel plant in the South and another in the Southeast of Brazil supplying mainly the home appliances and automotive industry. Abroad, the Company has a rolling mill in Portugal and another mill in the United States.

2. PRESENTATION OF THE QUARTERLY FINANCIAL INFORMATION

The individual (Company) and consolidated quarterly financial information was prepared in accordance with the accounting practices adopted in Brazil, based on the Brazilian Corporation Law (Law 6404/76 and its amendments) and rules issued by the Brazilian Securities and Exchange Commission - CVM.

With the objective of improving the information disclosed to the market, the Company is presenting the following additional information covering the Parent Company and the consolidated financial information:

(a) Segment reporting

A segment is a distinguishable component of the Company, intended for manufacturing products or rendering services – a business segment -, or in providing products and services within a particular economic environment – geographical segment -, which are subject to risks and rewards that are different from other segments.

(b) Statements of cash flows

The additional statements of cash flows are prepared in accordance with the guidance contained in the CVM Circular Letter 01/07, with the purpose of showing how the Company generates and uses cash resources and cash equivalents.

(c) Statements of added value

The Management discloses, in accordance with the guidance contained in the CVM Circular Letter 01/07 and CFC Resolution no. 1010/05, the Statement of Added Value which has as purpose to present the value of the wealth generated by the Company and its distribution among the elements that contributed to its generation.

All the information presented has been extracted from the Company’s accounting records including certain reclassifications in the regular statement of income, given that they are recorded in the statement of added value as distribution of the added value generated.

3. DESCRIPTION OF SIGNIFICANT ACCOUNTING PRACTICES

(a) Statement of income

The results of operations are recognized on the accrual basis.

Revenue from the sales of products is recognized when all risks and rewards have been transferred to the buyer. Revenue from services rendered is recognized in proportion to the stage of completion of the service. Revenue is not recognized in the statement of income if there are significant uncertainties as to its realization.

(b) Current and non-current assets

• Marketable securities

The investment funds have daily liquidity and the assets are valued at fair value, according to instructions of the Central Bank of Brazil and CVM, since the Company considers these investments as trading securities available for sale held to maturity.

Fixed income securities and financial investments abroad are recorded at cost plus income accrued up to the date of the quarterly financial information, and do not exceed market value.

• Trade accounts receivable

Trade accounts receivable are recorded at the invoiced amount, including the respective taxes and ancillary expenses. The allowance for doubtful accounts was recorded in an amount considered adequate by Management to support any losses arising on collection of accounts receivable.

• Inventories

Inventories are stated at their average cost of acquisition or production and imports in transit are recorded at their cost of acquisition, not exceeding their market or realization values. Provisions for losses or obsolescence are recorded whenever Management considers it appropriate.

• Investments

Investments in subsidiaries and jointly-owned subsidiary companies are recorded by the equity accounting method, and the goodwill ascertained in the acquisition of investments is presented by the net amount in a sub-account of this group. Other permanent investments are recorded at cost of acquisition.

• Property, plant and equipment

The property, plant and equipment is presented at market or replacement values, based on appraisal reports issued by independent expert appraisal firms, as permitted by Resolutions 183/95 and 288/98 issued by the Brazilian Securities and Exchange Commission. Depreciation is calculated by the straight-line method, according to the remaining economic useful lives of the assets after revaluation. Depletion of the Casa de Pedra iron mine is calculated based on the quantity of iron ore extracted. Interest charges related to loans and financing specific for construction in progress are capitalized until the constructions are concluded.

The jointly-owned subsidiaries MRS Logística and Itá Energética S.A. maintain the registration of property, plant and equipment by the cost of acquisition, formation or construction.

• Deferred charges

The deferred charges are recorded at the cost of acquisition, formation, development and implementation of projects that will generate an economic return to the Company within the next years, and their amortization is calculated on a straight-line basis based on the period foreseen for economic benefits arising from these projects, for a term no longer than ten years.

• Other current and non-current assets

Stated at their realization value, including, when applicable, the yields earned up to the date of the quarterly financial information or, in the case of prepaid expenses, at cost.

(c) Current and non-current liabilities

These are stated at their known or estimated values, including, when applicable, accrued charges and monetary and foreign exchange variations incurred up to the date of the quarterly financial information.

• Employees’ benefits

In accordance with Resolution 371/00, issued by the Brazilian Securities and Exchange Commission, the Company has been recording the respective actuarial liabilities as from January 1, 2002, in accordance with the aforementioned reported resolution and based on studies prepared by external actuaries.

• Income and social contribution taxes

Current and deferred income and social contribution taxes are calculated with the tax rates of 15% plus an additional of 10% on taxable basis for income tax and with a 9% rate on taxable basis for social contribution on net income. In the calculation of taxes, the tax loss carryforward and negative basis of social contribution is also considered, limited to 30% of taxable income.

Tax credits are recorded for deferred taxes on tax losses carryforwards, negative basis of social contribution on net income and on temporary differences, pursuant to the CVM Instruction 37/02 and take into consideration the history of profitability and the expectation of generating future taxable income, based on a technical study.

(d) Derivatives

The derivatives operations are recorded in accordance with the characteristics of the financial instruments. Swap operations are recorded based on the net results of the operations, which are recorded monthly in line with the contractual conditions, and swaps traded through the exclusive funds are adjusted to fair value.

Exchange options are adjusted monthly to fair value whenever the position shows a loss. These losses are recognized as the Company’s liability with the corresponding entry in the financial results. Options traded through exclusive funds are adjusted to fair value and futures contracts have their positions adjusted to fair value on a daily basis by the Futures and Commodities Exchange - BM&F with recognition of gains and losses directly in the statement of income.

(e) Treasury Shares

As established by the CVM Instruction 10/80, treasury shares are recorded at cost of acquisition, and the market value of these shares is calculated based on the stock exchange quotation on the last day of the period.

(f) Accounting estimates

The preparation of the quarterly financial information in accordance with the accounting practices adopted in Brazil requires that Management uses its judgment in determining and recording the accounting estimates. The settlement of the transactions involving these estimates may result in significantly different amounts from those estimated, due to lack of precision inherent to the process of their determination. The Company periodically reviews the estimates and assumptions.

(g) Foreign Currency

The monetary assets and liabilities denominated in foreign currencies were converted into reais by the exchange rate of the closing date of the quarterly financial information and the differences resulting from the conversion of currencies were recognized in the results for the period. For the subsidiaries abroad, the assets, liabilities and result accounts were converted into reais by the exchange rate on the closing date of the quarterly financial information.

(h) Change in the Corporation Law – Law no. 11638/07

On December 28, 2007, Law no. 11638 was enacted, with effectiveness as from January 1, 2008. The purpose of the new law was to update the Brazilian corporate legislation to enable the convergence process of accounting practices adopted in Brazil with those in the international financial reporting standards (IFRS) and allow that new accounting rules and procedures are issued by the Brazilian Securities and Exchange Commission - CVM based on international accounting rules.

Pursuant to the CVM Instruction no. 469 of May 2, 2008, the Management of the Company and of its subsidiaries point out the following issues that in its evaluation may affect the preparation of the financial statements for the year ending December 31, 2008:

• In the shareholders’ equity a new subgroup will be created called “Equity Valuation Adjustment” with the purpose of recording the increases and decreases resulting from valuations at market value, mainly of certain financial instruments, and translation adjustments of investments in subsidiaries abroad, whose functional currency of the investee is different from the parent company;

• The assets and liabilities arising from non-current operations and from material current operations will be adjusted at present value;

• In property, plant and equipment there is the possibility of reversal of revaluation reserve. The new Law gave companies the option of maintaining the existing balances and realize these balances within the current rules or cancel these balances until the end of 2008;

• In deferred assets only pre-operating and restructuring expenses which will effectively contribute to the increase of the future result will be recorded.

Although the referred Law has already taken effect, the main changes introduced by it depend on the regulation by the Brazilian regulatory bodies. The Company’s Management, due to the complexity in the calculation and the need to change the control processes and systems of the Company and of its subsidiaries, to comply with the referred Law, did not conclude until the present date the quantification and evaluation of the possible impacts on the result for the year and the shareholders’ equity of the Company.

4. CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

The accounting policies are consistent with those used in the prior quarter and are uniform in all the consolidated companies.

The consolidated quarterly financial information for the period ended March 31, 2008 and December 31, 2007 includes the following direct and indirect subsidiaries and jointly-owned subsidiaries:

	Functional	Ownership interest (%)

Companies	currency	03/31/2008	12/31/2007	Main activities

Direct investment: full consolidation
CSN Energy	US$	100.00	100.00	Equity interest
				Financial operations, trading of products
CSN Export	US$	100.00	100.00	and equity interest
CSN Islands VII	US$	100.00	100.00	Financial operations
CSN Islands VIII	US$	100.00	100.00	Financial operations
CSN Islands IX	US$	100.00	100.00	Financial operations
CSN Islands X	US$	100.00	100.00	Financial operations
CSN Islands XI	US$	100.00	100.00	Financial operations
CSN Overseas	US$	100.00	100.00	Financial operations and equity interest
CSN Panama	US$	100.00	100.00	Financial operations and equity interest
CSN Steel	US$	100.00	100.00	Financial operations and equity interest
Sepetiba Tecon	R$	99.99	99.99	Maritime port services
Pelotização Nacional	R$	99.99	99.99	Mining and equity interest
Minas Pelotização	R$	99.99	99.99	Mining and equity interest
CSN Aços Longos	R$	99.99	99.99	Steel and Metal products industry and trade
Nacional Siderurgia	R$	99.99	99.99	Steel industry
CSN I	R$	99.99	99.99	Equity interest
Estanho de Rondônia - ERSA	R$	99.99	99.99	Mining
Cia Metalic Nordeste	R$	99.99	99.99	Package production
Indústria Nacional de Aços Laminados - INAL	R$	99.99	99.99	Steel products service center
CSN Cimentos	R$	99.99	99.99	Cement production
Inal Nordeste	R$	99.99	99.99	Steel products service center
CSN Energia	R$	99.90	99.90	Trading of electricity
Nacional Minérios	R$	99.99	99.99	Mining and equity interest
CSN Gestão de Recursos Financeiros	R$	99.99	99.99	Financial operations and equity interest
Congonhas Minérios	R$	99.99	99.99	Mining and equity interest
GalvaSud	R$	15.29	15.29	Steel industry
Direct investment: proportional consolidation
Itá Energética	R$	48.75	48.75	Electricity generation
Companhia Ferroviária do Nordeste - CFN	R$	46.88	46.88	Railroad transport
MRS Logística	R$	32.93	32.93	Railroad transport
Indirect investment: full consolidation
CSN Aceros	US$	100.00	100.00	Equity interest
CSN Cayman	US$	100.00	100.00	Financial operations, trading of products and equity interest
CSN Iron	US$	100.00	100.00	Financial operations
Companhia Siderurgica Nacional LLC	US$	100.00	100.00	Steel industry
CSN Holdings Corp	US$	100.00	100.00	Equity interest
Companhia Siderurgica Nacional Partner LLC	US$	100.00	100.00	Equity interest
Energy I	US$	100.00	100.00	Equity interest
Tangua	US$	100.00	100.00	Equity interest
CSN Madeira	EUR	100.00	100.00	Financial operations, trading of products and equity interest
Cinnabar	EUR	100.00	100.00	Financial operations and equity interest
Hickory	EUR	100.00	100.00	Financial operations and trading of products
Lusosider Projectos Siderúrgicos	EUR	100.00	100.00	Equity interest
CSN Acquisitions	GBP	100.00	100.00	Financial operations and equity interest
CSN Finance (UK)	GBP	100.00	100.00	Financial operations and equity interest
Inversiones CSN Espanha S.L.	EUR	100.00	100.00	Financial operations and equity interest
CSN Finance B.V. (Netherlands)	EUR	100.00	100.00	Financial operations and equity interest
CSN Holdings (UK)	GBP	100.00	100.00	Financial operations and equity interest
Companhia de Fomento Mineral	R$		100.00	Mining and equity interest
MG Minérios	R$	99.99	99.99	Mining and equity interest
Companhia Metalúrgica Prada	R$	99.99	99.99	Package production
Itamambuca Participações	R$	99.93	99.93	Mining and equity interest
Lusosider Aços Planos	EUR	99.93	99.93	Steel industry
GalvaSud	R$	84.71	84.71	Steel industry
CSN Energia	R$	0.10	0.10	Trading of electricity

The quarterly financial information prepared in US dollars, in Euros and in Pounds Sterling were translated into Brazilian Reais at the exchange rate as of March 31, 2008 – R$/US$1.7491 (R$/US$1.7713 as of December 31, 2007), R$/EUR2.76060 (R$/EUR2.60859 as of December 31, 2007) and R$/GBP3.46864 (R$/GBP3.56102 as of December 31, 2007).

The gains and losses from these translations were recorded in the income statements of the related periods, as equity accounting in the parent company and exchange variation in the consolidated statements.

The following consolidation procedures were adopted in the preparation of the following consolidated quarterly financial information.

• Elimination of balances of asset and liability accounts between consolidated companies;
• Elimination of balances of investments and shareholders’ equity between consolidated companies;
• Elimination of balances of income and expenses and unrealized income arising from consolidated intercompany transactions;
• Presentation of income and social contribution taxes on the unearned income as deferred taxes in the consolidated quarterly financial information.

Pursuant to CVM Instruction 408/04 the Company consolidates the quarterly financial information of exclusive investment funds Diplic and Mugen.

The base date for the subsidiaries’ and jointly-owned subsidiaries’ quarterly financial information coincides with that of the parent company.

The reconciliation between shareholders’ equity and net income for the period of the parent company and consolidated is as follows:

	Shareholders’ Equity		Net income for the period / year

	03/31/2008	12/31/2007	03/31/2008	03/31/2007

Parent Company	8,350,141	7,627,610	771,098	753,488
Elimination of income on inventories	(89,143)	(85,349)	(3,794)	9,415

Consolidated	8,260,998	7,542,261	767,304	762,903

5. RELATED-PARTY TRANSACTIONS

The purchase and sale of products and inputs and the contracting of services with subsidiaries are performed under normal market conditions, such as prices, terms, charges, quality etc. The main operations of borrowings, financing and loans are as follows:

a) Assets

	Accounts receivable		Loans (1)		Advance for	Advance to suppliers
Companies		Financial	/ current	Dividends	future capital		Total
		Investments	accounts	receivable	increase

CSN Export	559,211						559,211
Nacional Minérios	45,812			9,675	383,990		439,477
Exclusive Funds		317,356					317,356
CFN			134,908		136,153		271,061
CSN Madeira	172,313						172,313
CSN Cimentos	195				129,589		129,784
Prada	33,168		71,177				104,345
INAL	43,250		2,471	41,194			86,915
MRS Logística	26			85,781		162	85,969
CSN I				56,469			56,469
CSN Aços Longos					32,406		32,406
GalvaSud	11,034			10,193			21,227
Ersa				16,477			16,477
CSN Energia				14,985			14,985
Other (*)	5,023		447	3,429		198	9,097

Total at 03/31/2008	870,032	317,356	209,003	238,203	682,138	360	2,317,092

Total at 12/31/2007	889,791	683,690	202,382	238,203	620,512	1,249	2,635,827

(1) Loans Receivable from related parties are price level restated by 101% of the Interbank Deposit Certificate (CDI) for CFN and 100% of CDI for Prada.
(*) Other: Tecon, Metalic, Inal Nordeste and ITASA.

b) Liabilities

Companies	Loans and financing			Derivatives	Accounts	Suppliers
					payable

	Prepayment (1)	Fixed Rate Notes (2)	Loans and		Loans (3) /
			Intercompany	Swap	current	Other	Total
			Bonds (2)		accounts

Cinnabar	1,312,162	633,518	85,476		266,603		2,297,759
CSN Iron	66,637		1,049,985				1,116,622
CSN Islands VIII		1,054,169		(64,286)	1,607		991,490
CSN Export	788,035				10,773		798,808
CSN Madeira	340,679		18,313		267,949		626,941
CSN Islands VII		558,807		(74,932)			483,875
CBS Previdência						196,217	196,217
CSN Energia					23,979		23,979
INAL					22,033	1,092	23,125
CSN Aceros					17,583		17,583
Ita Energética						9,215	9,215
Ersa						8,732	8,732
Other (*)					4,363	2,589	6,952
Total at
03/31/2008	2,507,513	2,246,494	1,153,774	(139,218)	614,890	217,845	6,601,298

Total at
12/31/2007	2,162,209	2,023,536	1,172,430	30,027	621,277	248,796	6,258,275

(1) Contracts in US$ - CSN Export: interest from 6.15% to 7.46% p.a. with maturity on 05/06/2015.
Contracts in US$ - Cinnabar: interest from 5.75% to 10.0% p.a. with maturity on 01/13/2017.
Contracts in US$ - CSN Madeira: interest of 7.25% p.a. with maturity on 09/26/2016.
Contracts in US$ - CSN Iron: interest of 7.00% p.a. with maturity on 01/17/2012.

(2) Contracts in US$ - CSN Iron Intercompany Bonds: interest of 9.125% p.a. with maturity on 06/01/2047.
Contracts in YEN - CSN Islands VII: interest of 7.3% and 7.75% p.a. with maturity on 09/12/2008.
Contracts in YEN - CSN Islands VIII: interest of 5.65% p.a. with maturity on 12/15/2013.
Contracts in YEN - Cinnabar: interest of 1.5% p.a. with maturity on 07/13/2010.
Contracts in R$ - Cinnabar (part): IGPM + 6% p.a. with indefinite maturity.
Contracts in US$ - CSN Madeira (part): semiannual Libor + 2.5% p.a. with maturity on 09/15/2011.

(3) Contracts in US$ - CSN Madeira (part): semiannual Libor + 3% p.a. with indefinite maturity.
Contracts in US$ - CSN Export: semiannual Euribor + 0.5% p.a. with indefinite maturity.
Contracts in US$ - Cinnabar (part): semiannual Libor + 3% p.a. with indefinite maturity.

(*) OTHER: Prada, Metalic, Galvasud, Nacional Minérios and Fundação CSN.

c) Results

Companies	Income				Expenses

		Interest and			Interest and
	Products	monetary		Products	monetary
	and	and	Total	and	and	Other	Total
	services	exchange		services	exchange
		variations			variations

CSN Export	187,694	(1,675)	186,019	158,219	3,008		161,227
INAL	222,810		222,810	97,227			97,227
Companhia Metalúrgica Prada	48,295	1,838	50,133	17,104			17,104
GalvaSud	95,491		95,491	56,809			56,809
Cia Metalic Nordeste	12,398		12,398	7,669			7,669
INAL Nordeste	12,706		12,706	5,907			5,907
Nacional Minérios	19,953		19,953	10,269			10,269
CFN		3,761	3,761
MRS Logística				82,534			82,534
Cinnabar		(759)	(759)		75,993		75,993
CSN Iron					11,047		11,047
CSN Madeira	74,014	2,497	76,511	32,427	(2,360)		30,067
CSN Islands VII		58,864	58,864		64,239		64,239
CSN Islands VIII		104,949	104,949		116,112		116,112
Exclusive Funds		(101,606)	(101,606)
Ersa				8,731			8,731
Itá Energética				29,870			29,870
Other (*)	195		195	899	(224)	(3,969)	(3,294)

Total at 03/31/2008	673,556	67,869	741,425	507,665	267,815	(3,969)	771,511

Total at 03/31/2007	857,418	(167,085)	690,333	700,506	(148,437)	966	553,035

(*) OTHER: CSN Cimentos, Fundação CSN, CSN Aceros, Tecon and CBS Previdência

6. CASH AND CASH EQUIVALENTS AND MARKETABLE SECURITIES

	Consolidated		Parent Company

	03/31/2008	12/31/2007	03/31/2008	12/31/2007

Current
Cash and Cash Equivalents
Cash and Banks	176,144	225,344	39,515	26,223

Marketable Securities
In Brazil:
Exclusive investment funds			317,356	683,690
Brazilian government securities	726,655	1,026,849
Fixed income and debentures	255,061	244,478	96	94
Derivatives	32,724	6,787

	1,014,440	1,278,114	317,452	683,784
Abroad:
Time Deposits	532,702	870,682	34,722	35,108
Derivatives	1,740,451	1,472,134

	2,273,153	2,342,816	34,722	35,108

Total Marketable Securities	3,287,593	3,620,930	352,174	718,892

Non-current
Investments abroad	17,491	17,713
Debentures and other securities (net of provision)	90,834	90,834	90,834	90,834
	108,325	108,547	90,834	90,834

The available financial resources, in the parent company and in subsidiaries headquartered in Brazil, are basically invested in exclusive investment funds, whose cash is mostly invested in repurchase operations pegged to Brazilian government securities, with immediate liquidity. Additionally, a significant portion of the financial resources of the Company and its subsidiaries abroad is invested in Time Deposits in first-tier banks.

The exclusive funds are audited or reviewed by independent auditors and its assets account for possible losses in investments and operations carried out by those funds. The Company may be called to account for the operation fees of the fund (management, custody and audit fees) as well as to ensure the shareholders’ equity in the event of losses resulting from interest, exchange rate or other financial asset changes.

The Company holds 77% of the debentures issued by Companhia Brasileira de Latas (CBL) in 2002, in the amount of R$212,870 and provision for losses in the amount of R$123,197, recorded in the non-current assets as of March 31, 2008. The Management believes that the provision is adequate to support possible losses in the realization of assets. CSN is CBL’s main supplier of raw material.

7. ACCOUNTS RECEIVABLE

	Consolidated		Parent Company

	03/31/2008	12/31/2007	03/31/2008	12/31/2007

Domestic market
Subsidiaries			138,508	95,650
Other customers	837,144	764,943	526,954	466,778

	837,144	764,943	665,462	562,428
Foreign market
Subsidiaries			731,524	794,141
Other customers	363,534	387,808	8,482	4,794
Advance on Export Contracts (ACE)	(323,583)	(292,265)	(323,583)	(292,265)

	39,951	95,543	416,423	506,670
Allowance for doubtful accounts	(133,802)	(116,085)	(88,582)	(71,655)

	743,293	744,401	993,303	997,443

8. INVENTORIES

		Consolidated		Parent Company

	03/31/2008	12/31/2007	03/31/2008	12/31/2007

Finished products	421,933	673,821	298,085	398,358
Work in process	295,147	376,200	250,132	307,552
Raw materials	822,862	743,143	505,217	577,173
Supplies	596,085	573,441	502,831	486,171
Provision for losses	(18,249)	(17,154)	(16,222)	(14,883)
Materials in transit	54,972	70,294	8,744	26,102

	2,172,750	2,419,745	1,548,787	1,780,473

9. DEFERRED INCOME AND SOCIAL CONTRIBUTION TAXES

(a) Deferred Income and Social Contribution Taxes

Deferred Income and Social Contribution taxes are recognized in order to reflect future tax effects attributable to temporary differences between the tax bases of assets and liabilities and their respective carrying value.

Pursuant to the CVM Instruction 371/02, a few Company’s subsidiaries, based on the expectation of future taxable income, as determined by technical valuation approved by Management, recognized tax credits on tax losses carryforward and negative bases of social contribution of previous years. These credits have no statutory limitation and their compensation is limited to 30% of annual taxable income. The book value of deferred tax assets is reviewed monthly and projections are reviewed annually. If there are any material aspects that may change the projections, these projections will be revised during the year.

		Consolidated		Parent Company

	03/31/2008	12/31/2007	03/31/2008	12/31/2007

Current assets
Income tax	307,585	377,669	228,314	300,628
Social contribution	109,204	134,407	80,544	106,577

	416,789	512,076	308,858	407,205

Non-current assets
Income tax	472,719	466,006	411,983	405,706
Social contribution	158,286	156,428	136,178	134,553

	631,005	622,434	548,161	540,259

Current liabilities
Income tax	129,459	104,115	110,798	93,000
Social contribution	46,605	37,481	39,887	33,480

	176,064	141,596	150,685	126,480

Non-current liabilities
Income tax	1,484,714	1,521,040	1,396,067	1,431,475
Social contribution	534,497	547,574	502,584	515,331

	2,019,211	2,068,614	1,898,651	1,946,806

	03/31/2008	03/31/2007	03/31/2008	03/31/2007

Income
Income tax	(51,847)	18,297	(48,426)	(18,130)
Social contribution	(19,566)	5,910	(18,069)	(7,509)

	(71,413)	24,207	(66,495)	(25,639)

(b) The deferred income and social contribution taxes of the parent company are shown as follows:

	03/31/2008				03/31/2007

	Income tax		Social contribution		Income tax		Social contribution

	Short- Term	Long-Term	Short- Term	Long- Term	Short- Term	Long- Term	Short- Term	Long- Term

Assets
Provisions for contingencies	37,381	265,505	13,457	95,582	30,974	253,117	11,151	91,122
Provision for interest on shareholders’ equity	29,823		10,736		17,681		6,365
Provision for payment of private pension plans		35,995		12,958		45,190		16,268
Taxes under litigation		33,711				31,947
Tax losses	4,580				4,580
Other provisions	156,530	76,772	56,351	27,638	247,393	75,452	89,061	27,163

	228,314	411,983	80,544	136,178	300,628	405,706	106,577	134,553

Liabilities
Income and social contribution taxes on revaluation reserve	102,000	1,396,067	36,720	502,584	93,000	1,431,475	33,480	515,331
Other	8,798		3,167

	110,798	1,396,067	39,887	502,584	93,000	1,431,475	33,480	515,331

(c) The reconciliation between the income and social contribution taxes expenses and revenues of the parent company and consolidated and the application of the effective rate on net income before Corporate Income tax (IR) and Social Contribution (CSL) are shown as follows:

		Consolidated		Parent Company

	03/31/2008	03/31/2007	03/31/2008	03/31/2007

Income before income and social contribution taxes	965,715	1,053,467	913,897	995,110
Combined statutory rates	34%	34%	34%	34%

Income Tax / Social Contribution at the combined statutory tax rate	(328,343)	(358,179)	(310,725)	(338,337)
Adjustments to reflect the effective tax rate:
Benefit of Interest on shareholders’ equity – JCP	16,513	10,877	16,513	10,877
Equity income of subsidiaries at different rates or which are not taxable	130,672	61,816	154,088	91,759
Goodwill amortization	(19,372)	(3,089)	(1,015)	(3,089)
Tax incentives	3,186	3,416	2,136	3,416
Other permanent (additions) deductions	(1,067)	(5,405)	(3,796)	(6,248)
Income and social contribution taxes on net income for the period	(198,411)	(290,564)	(142,799)	(241,622)
Effective rate	21%	28%	16%	24%

10. INVESTMENTS

a) Direct investments in subsidiaries and jointly-owned subsidiaries

	03/31/2008					12/31/2007

Companies	Number of shares (in units)		Direct Investment %	Net Income (loss) for the quarter	Shareholders’ Equity (unsecured liabilities)	Direct Investment %	Net Income (loss) for the year	Shareholders’ Equity (unsecured liabilities)

	Common	Preferred

Steel
GalvaSud	11,801,406,867		15.29	25.569	716.190	99.99	(63,694)	690,620
CSN I	3,332,250,934	6,664,501,866	99.99	14,701	642,980	100.00	27,709	628,280
CSN Steel	480,726,588		100.00	64,154	1,469,587	99.99	426,448	1,423,270
INAL	421,408,393		99.99	(574)	626,592	99.99	60,775	627,165
Cia. Metalic Nordeste	87,868,185	4,424,971	99.99	857	154,847	99.99	(8,312)	154,007
INAL Nordeste	37,800,000		99.99	(923)	53,354	100.00	594	54,030
CSN Overseas	7,173,411		100.00	43,310	943,531	99.99	50,610	911,648
CSN Aços Longos	5,024,366		99.99		1	100.00		1
CSN Panama	4,240,032		100.00	78,462	739,781	100.00	348,175	669,714
CSN Energy	3,675,319		100.00	247,052	1.062.836	99.99	506,319	817,231
Nacional Siderurgia	1,000,000		99.99		1.000	100.00		1,000
CSN Export	31,954		100.00	9,794	116.033	100.00	27,696	107,587
CSN Islands VII	1,000		100.00	80	650	100.00	34	578
CSN Islands VIII	1,000		100.00	19	4,201	100.00	488	4.235
CSN Islands IX	1,000		100.00	(873)	4,585	100.00	(3,366)	5,528
CSN Islands X	1,000		100.00	(992)	(26,230)	100.00	(4,020)	(25,558)
CSN Islands XI	1,000		100.00			100.00

Logistics
Sepetiba Tecon	254,015,053		99.99	2,545	165,796	99.99	8,301	163,250
MRS Logistica	188,332,667	151,667,333	32.93	121,445	1,322,556	32.93	548,383	1,201,111
CFN	160,695,617		46.88	(5,664)	(92,357)	46.88	(34,450)	(86,693)

Energy
Itá Energética	520,219,172		48.75	9,281	592,704	48.75	29,617	583,423
CSN Energia	1,000		99.99	7,176	29,128	99.90	9,208	85,249

Mining
ERSA	34,236,307		99.99	997	29,753	99.99	18,741	28,756
Nacional Minérios	30,000,000		99.99	(12,818)	48,243	99.99	40,737	61,061
Congonhas Minérios	5,010,000		99.99	129	5,211	99.99	72	5,082
Pelotização Nacional	1,000,000		99.99		1,000	99.99		1,000
Minas Pelotização	1,000,000		99.99		1,000	99.99		1,000

Cement						99.99
CSN Cimentos	32,779,940		99.99	(2,013)	(20,831)	99.99	(12,120)	(18,818)

b) Movement of investments

	12/31/2007		03/31/2008

Companies	Opening Balance of investment	Balance of Provision for losses	Equity pick-up and provision for losses	Goodwill amortization (1)	Closing Balance of investment	Balance Provision for losses

Steel
GalvaSud	105,597		3,910		109,507
CSN I	628,280		14,700		642,980
CSN Steel	1,423,270		46,316		1,469,586
INAL	627,165		(574)		626,591
Cia. Metalic Nordeste	153.992		857		154,849
INAL Nordeste	54,030		(676)		53,354
CSN Aços Longos	1				1
Nacional Siderurgia	1,000				1,000
CSN Overseas	911,648		31,884		943,532
CSN Panama	669,714		70,069		739,783
CSN Energy	817,231		236,720		1,053,951
CSN Export	107,587		8,445		116,032
CSN Islands VII	578		73		651
CSN Islands VIII	4,235		(34)		4,201
CSN Islands IX	5,528		(942)		4,586
CSN Islands X		(25,558)	(672)			(26,230)

	5,509,856	(25,558)	410,075		5,920,604	(26,230)
Logistics
Sepetiba Tecon	163,250		2,545		165,795
MRS Logistica	395,547		39,994		435,541
CFN		(40,640)	(2,655)			(43,295)

	558,797	(40,640)	39,883		601,336	(43,295)
Energy
Itá Energética	284,419		4,524		288,943
CSN Energia	85,164		7,198		92,362

	369,583		11,722		381,305
Mining
ERSA	66,633		997	(4,059)	63,571
Nacional Minérios	61,061		(12,817)		48,244
Congonhas Minérios	5,082		129		5,211
Pelotização Nacional	1,000				1,000
Minas Pelotização	1,000				1,000
	134,776		(11,691)	(4,059)	119,026
Cement
CSN Cimentos		(18,818)	(2,012)			(20,830)
Total	6,573,012	(85,016)	447,977	(4,059)	7,022,271	(90,356)

(1) It composes the parent company’s equity pick-up, and the consolidated balance of goodwill to amortize is shown in item (e) of this note.

c) Additional Information on the main operating subsidiaries

• GALVASUD

Located in Porto Real, in the State of Rio de Janeiro, the Company has as corporate purpose all industrial, commercial and sales promotion activities related to: i) installation and operation of a steel products services center, ii) installation and operation of a hot-immersion galvanization line, iii) installation and operation of laser welding lines for the production of welded blanks destined for the automobile production, iv) just in time supply to the automotive industry and, v) promotion and sales of the products of the Company and of third parties, shareholders inclusively, to the automobile industry.

CSN holds 15.29% of Galvasud’s capital stock directly and 84.71% indirectly through wholly-owned subsidiary CSN I.

• INDÚSTRIA NACIONAL DE AÇOS LAMINADOS – INAL

Located in Araucária, State of Paraná, with establishments in the States of São Paulo, Rio de Janeiro, Paraná, Rio Grande do Sul, Pernambuco and Minas Gerais. Its objective is to reprocess and act as distributor of CSN’s steel products, acting as a service and distribution center. Inal serves the industrial, automotive, home appliance, home building, and machinery and equipment segments, among others.

• INAL NORDESTE

Based in Camaçari, State of Bahia, the Company has as its main purpose to reprocess and distribute CSN’s steel products, operating as a service and distribution center in the Northeast region of the country.

• COMPANHIA METALÚRGICA PRADA

Based in the city of São Paulo, Prada has branches in the States of São Paulo, Minas Gerais, Santa Catarina and Rio Grande do Sul and has as main activities the manufacturing and trading of metallic products, manufacturing and trading of metallic packaging, as well as the import and export of these products.

For the manufacturing of its products, Prada uses as raw material tinplates supplied by CSN, which is its indirect parent company by means of INAL.

• CIA. METALIC NORDESTE

Based in Maracanaú, State of Ceará, the company has as corporate purpose the manufacturing of metallic packaging destined basically to the beverage industry.

Its operations unit is reckoned as one of the world’s most modern ones and counts on two different production lines: the can production line, whose raw material is tin-coated steel whose supplier is the parent company CSN, and the lid production line, which uses aluminum as raw material.

Its production is mainly focused on the North and Northeast markets of Brazil, with the surplus production of lids sold abroad.

The subsidiary received an incentive from PROVIN – Incentive Program to the Operation of Companies, established by the Government of the State of Ceará, which has as main purpose the promotion of the industrial development and job generation in the State.

• SEPETIBA TECON

Company whose objective is to exploit the No.1 Containers Terminal of the Itaguaí Port, located in Itaguaí, State of Rio de Janeiro. This terminal is linked to Presidente Vargas Steelworks by the Southeast railroad network, which is granted to MRS Logística.

Sepetiba Tecon was the winner of the Auction occurred on September 3, 1998, which allows the exploitation of the containers terminal for the term of 25 years, extendable for another 25 years.

• CSN ENERGIA

Its main objective is distributing and trading the surplus electric power generated by CSN and by companies, consortiums or other entities in which CSN holds an interest.

CSN Energia holds a balance receivable related to the electric power sales under the scope of the Electric Power Trade Chamber (“Câmara de Comercialização de Energia Elétrica”) – CCEE, in the amount of R$59,129 (R$59,129 as of December 31, 2007), which are due by concessionaires that present injunctions suspending the corresponding payments. Management understands that an allowance for doubtful accounts is not necessary in view of the judicial measures taken by the official entities of the sector.

• CSN CIMENTOS

Based in Volta Redonda, State of Rio de Janeiro, CSN Cimentos is a business in the process of implementation, which will have the production and trading of cement as main purpose. CSN Cimentos will use as raw material the blast furnace slag from the pig iron production of Presidente Vargas Steelworks. The results verified in this company refer to expenses related to residual expenditures resulting from activities of projects, constructions and assemblies, stopped in 2002, when the company was called FEM – Projetos, Construções e Montagens.

• ESTANHO DE RONDÔNIA – ERSA

Ersa is a subsidiary based in the State of Rondônia, where it operates two units, one in the city of Itapuã do Oeste and the other in the city of Ariquemes.

The subsidiary’s mining operation for cassiterite (tin ore) is located in Itapuã do Oeste and the casting operations from which metallic tin is obtained, which is one of the main raw materials used in UPV for the production of tin plates, is located in Ariquemes.

• NACIONAL MINÉRIOS - NAMISA

The company is headquartered in the city of Congonhas, State of Minas Gerais, and its main purpose is the trading of iron ore obtained from mining companies or other companies that trade this raw material, with special focus on exports.

The main operations are developed in the city of Congonhas, State of Minas Gerais, and in Itaguaí, State of Rio de Janeiro.

In July 2007, NAMISA acquired all the shares of the mining company Companhia de Fomento Mineral – CFM, a mining company which has a production capacity of 6 million tonnes of iron ore per year. On March 30, 2008 NAMISA incorporated at book value the net assets of CFM in the amount of R$30,838, and according to note 29 CSN analyzes the potential sale, partial or total, of this company.

d) Additional information on the main jointly-owned subsidiaries

The balances of the balance sheet and of the statement of income of the companies whose control is shared are shown as follows. These amounts were consolidated in the quarterly financial information of the Company, in accordance with the interest described in item (a) of this Note.

	03/31/2008			12/31/2007

	CFN	MRS	ITASA	CFN	MRS	ITASA

Current Assets	66,682	683,787	79,905	108,037	904,143	69,220
Non-Current Assets	407,819	2,315,149	970,969	371,479	2,191,698	980,891
Long-term assets	35,760	284,799	4,269	32,712	274,005	4,177
Investments, Property, Plant and Equipment and Deferred Charges	372,059	2,030,350	966,700	338,767	1,917,693	976,714

Total Assets	474,501	2,998,936	1,050,874	479,516	3,095,841	1,050,111

Current Liabilities	42,923	864,087	120,394	46,596	1,143,200	115,278
Non-Current Liabilities	523,935	812,293	337,776	519,613	751,530	351,410

Shareholders’ Equity	(92,357)	1,322,556	592,704	(86,693)	1,201,111	583,423

Total Liabilities and Shareholders’ Equity	474,501	2,998,936	1,050,874	479,516	3,095,841	1,050,111

	03/31/2008			03/31/2007

	CFN	MRS	ITASA	CFN	MRS	ITASA

Net revenue	16,821	532,344	51,044	14,009	480,386	48,995
Cost of Goods and Services Sold	(14,751)	(303,428)	(12,310)	(16,864)	(262,540)	(12,435)

Gross Income (Loss)	2,070	228,916	38,734	(2,855)	217,846	36,560
Operating Revenue (Expenses)	(2,297)	(27,017)	(12,996)	(4,230)	(21,817)	(6,594)
Net Financial Income	(5,807)	(16,416)	(11,657)	(8,721)	(11,893)	(11,865)

Operating Income (Loss)	(6,034)	185,483	14,081	(15,806)	184,136	18,101
Non-Operating Income	370	(4)	-		(10)

Profit (Loss) before income and social contribution taxes	(5,664)	185,479	14,081	(15,806)	184,126	18,101
Current and deferred income and social contribution taxes		(64,034)	(4,800)		(62,593)	(6,168)

Net Income (Loss) for the year	(5,664)	121,445	9,281	(15,806)	121,533	11,933

• CIA FERROVIÁRIA NORDESTE – CFN

CFN has as its main objective the exploitation and development of the public rail cargo transport service for the Northeast network.

CFN entered into a concession agreement with the Federal Government on December 31, 1997 for a period of 30 years, extendable for another 30 years. The agreement allows the development of the public service of exploitation of the northeast network which comprises 7 States of the Federation in an extension of 4,534 km. The concession also comprises the leasing of assets of Rede Ferroviária Federal SA (RFFSA) which serve this network and include, among others, constructions, permanent tracks, locomotives, railcars, vehicles, tracks and accessories.

In 2006, the merger of Transnordestina into CFN was authorized, which enabled CFN to concentrate its activities and those of its subsidiary on one single company. In addition, BNDESPar became the holder of a direct investment in CFN, thus making feasible the use of funds from FINOR (Northeast Investment Fund) for the project called “Transnordestina”.

• MRS LOGíSTICA

The Company’s main objective is to exploit and to develop public rail cargo transport service for the Southeast network – which comprises the stretch connecting Rio de Janeiro, São Paulo and Belo Horizonte.

MRS entered into a concession agreement with the Federal Government on December 1, 1996 for a period of 30 years, extendable for other 30 years. The agreement allows the development of the public service of exploitation of the southeast network. The concession also comprises the leasing of assets of Rede Ferroviária Federal SA (RFFSA) which serve this network for the same period of the concession and include, among others, constructions, permanent tracks, locomotives, railcars, vehicles, tracks and accessories.

MRS transports the iron ore from Casa de Pedra mine and raw material imported through the Port of Itaguaí, to the Presidente Vargas steelworks (UPV) in Volta Redonda. It also links the UPV steelworks to the ports of Rio de Janeiro and Santos and also to other cargo terminals in the State of São Paulo, which is the main market for CSN’s goods.

• ITÁ ENERGÉTICA S.A. – ITASA

Itasa holds a 60.5% interest in the Itá Consortium created for the exploitation of the Itá Hydroelectric Plant pursuant to the concession agreement of December 28, 1995, and its addendum no.1 dated July 31, 2000, executed between the consortium holders (Itasa and Centrais Geradoras do Sul do Brasil - Gerasul, formerly called Tractebel Energia S.A.) and the Brazilian Agency for Electric Energy (ANEEL).

CSN holds 48.75% of the subscribed capital and the total amount of common shares issued by Itasa, a special purpose company originally established to make feasible the construction of the Itá Hydroelectric Plant, the contracting of the supply of goods and services necessary to carry out the venture and the obtainment of financing through the offering of the corresponding guarantees.

e) Goodwill on acquisition of investments

As of March 31, 2008, the Company maintained recorded the amount of R$896,106 (R$954,452 as of December 31, 2007), net of amortizations, related to goodwill based on the expectation of future profits, with amortization up to five years, net of amortization.

	Balance at	Amortizations/	Balance at
Goodwill on Investments:	12/31/2007	write-off	03/31/2008	Investor

Parent Company
Ersa	37,878	(4,058)	33,820	CSN
Sub-total parent company	37,878		33,820
GalvaSud	41,761	(6,961)	34,800	CSN I
CSN LLC	8,888	(2,745)	6,143	CSN Panama
Prada	61,305	(3,831)	57,474	INAL
Lusosider	11,864	(965)	10,899	CSN Steel
CFM	792,600	(39,630)	752,970	NAMISA
Other	156	(156)		INAL
Total Consolidated	954,452	(58,346)	896,106

f) Additional information on indirect interests abroad:

• Companhia Siderúrgica Nacional – LLC

Incorporated in 2001 with the assets and liabilities of the extinct Heartland Steel Inc., headquartered in Wilmington, State of Delaware – USA, it has an industrial plant in Terre Haute, State of Indiana – USA, where there is a complex comprising a cold rolling line, a pickling line for hot spools and a galvanization line. CSN LLC is a wholly-owned, indirect subsidiary through CSN Panama.

• LUSOSIDER

Incorporated in 1996 in succession to Siderurgia Nacional – a company privatized by the Portuguese government that year. Lusosider is the only Portuguese company of the steel sector to produce cold-rerolled flat steel, with a corrosion-resistant coating. The Company presents in Paio Pires an installed capacity of around 550 thousand tonnes/year to produce four large groups of metallurgic products: galvanized plate, cold-rolled plate and pickled and oiled plate.

Its products may be used in the packaging industry, in civil construction (piping and metallic structures), in home appliance components.

11. PROPERTY, PLANT AND EQUIPMENT

	Parent Company

				03/31/2008	12/31/2007

	Depreciation, depletion and amortization rate (% p.a.)	Revalued Cost	Accumulated depreciation, depletion and amortization	Net	Net

Machinery and equipment	9.89	7,988,191	(709,781)	7,278,410	7,443,415
Mines and mineral deposits	2.50	2,560,776	(86,996)	2,473,780	2,489,582
Buildings	3.66	964,578	(38,511)	926,067	930,764
Other assets	20.00	233,063	(90,261)	142,802	134,296
Furniture and fixtures	10.00	105,129	(91,631)	13,498	13,873
Land		412,089		412,089	411,992
Property, plant and equipment in progress		1,351,931		1,351,931	1,194,921

		13,615,757	(1,017,180)	12,598,577	12,618,843

					Consolidated

				03/31/2008	12/31/2007

Machinery and equipment		9,382,382	(1,082,441)	8,299,941	8,463,455
Mines and mineral deposits		2,580,621	(98,847)	2,481,774	2,496,542
Buildings		1,630,817	(140,080)	1,490,737	1,499,028
Other assets		1,214,533	(382,212)	832,321	717,724
Furniture and fixtures		126,914	(107,272)	19,642	20,293
Land		475,056		475,056	488,350
Property, plant and equipment in progress		1,782,006		1,782,006	1,610,250

		17,192,329	(1,810,852)	15,381,477	15,295,642

At the Extraordinary General Meeting held on April 30, 2007, pursuant to paragraphs 15 and 17 of the CVM Resolution 183/95, the shareholders approved the reappraisal report which included land, buildings, improvements, Casa de Pedra iron ore mine, machinery, equipment and facilities of the operating units of Volta Redonda, Arcos, Congonhas do Campo, Itaguaí, Barueri and Araucária, as well as the Company’s real estate properties for operating support.

In order to maintain uniform procedures, the Company also performed the reappraisal of the assets of the subsidiaries Galvasud, Inal, Inal Nordeste, Cia Metalic, Sepetiba Tecon, Estanho de Rondônia and CSN Cimentos, which were approved at the Extraordinary General Meetings held by the subsidiaries.

The portion of depreciation, depletion and write-off of the revaluated assets, absorbed in the result of each year, is transferred in shareholders’ equity in equal amount, from the revaluation reserve to retained earnings, thus, composing the base for the distribution of dividends. In the quarter ended March 31, 2008 this amount net of income and social contribution taxes amounted to R$72,861.

For the jointly-owned subsidiaries, property, plant and equipment are recorded by the cost of acquisition, formation or construction and are presented in this note, mainly in the group of other assets.

As of March 31, 2008, the Company presented R$6,327,186 (R$6,432,820 as of December 31, 2007) as revaluation of own assets and R$221,896 (R$225,038 as of December 31, 2007) as subsidiaries’ assets, net of depreciation.

The financial charges capitalized in the quarter amounted to R$22,012 in the parent company and R$22,864 in the consolidated. These charges are basically determined on the financing agreements for the company’s mining projects.

As of March 31, 2008, the assets provided as collateral for financial operations amounted to R$47,985 (R$47,985 as of December 31, 2007).

12. DEFERRED CHARGES

				Consolidated

			03/31/2008	12/31/2007

		Accumulated
	Cost	Amortization	Net	Net

Information technology projects	39,510	(33,679)	5,831	7,756
Expansion projects	193,905	(131,769)	62,136	69,716
Pre-operating expenses	116,428	(59,956)	56,472	31,695
Other	243,968	(146,420)	97,548	117,304

	593,811	(371,824)	221,987	226,471

				Parent Company

			03/31/2008	12/31/2007

		Accumulated
	Cost	Amortization	Net	Net

Information technology projects	39,510	(33,679)	5,831	7,756
Expansion projects	193,905	(131,769)	62,136	69,716
Other	136,257	(41,564)	94,693	83,711

	369,672	(207,011)	162,660	161,183

The information technology projects are represented by projects for automation and computerization of operating processes that aim to reduce costs and increase the Company’s competitiveness.

The expansion projects are primarily related to expanding the production capacity of Casa de Pedra mine and enlarging the port of Itaguaí for the shipping of part of this production.

The amortization of the deferred charges related to information technology projects and other projects in 2008 was in the amount of R$14,993 (R$13,485 in the first quarter of 2007), of which R$12,504 (R$10,393 in the first quarter of 2007) was allocated to production costs and R$2,489 (R$3,092 in the first quarter of 2007) was allocated to selling, general and administrative expenses.

Funds applied in deferred assets are amortized on a straight-line basis over the time period expected for future benefits, not exceeding 10 years.

13. LOANS AND FINANCING

				Consolidated			Parent Company

		Current Liabilities		Non- current Liabilities		Current Liabilities		Non- current Liabilities

	03/31/2008	12/31/2007	03/31/2008	12/31/2007	03/31/2008	12/31/2007	03/31/2008	12/31/2007

FOREIGN CURRENCY
Short-term Financing
Working capital		89,934
Long-Term Loans
Advance on Export Contracts	107,074	65,874	90,592	202,701	107,074	65,874	90,592	202,701
Prepayment	177,666	172,664	1,346,994	1,416,569	247,233	245,210	2,965,775	2,682,151
Perpetual Bonds	26,309	26,643	1,311,825	1,328,475
Fixed Rate Notes	529,423	543,174	1,661,645	1,682,735	613,445	528,375	2,717,339	2,568,055
Import Financing	74,851	75,629	142,933	138,951	65,629	64,318	87,849	91,366
BNDES/Finame	1,404	1,526	81,847	81,865	1,324	1,448	76,905	77,881

Other	149,628	17,391	297,661	291,033	8,761	9,935	10,232	10,362

	1,066,355	902,901	4,933,497	5,142,329	1,043,466	915,160	5,948,692	5,632,516

LOCAL CURRENCY
Long-Term Loans
BNDES/Finame	143,003	138,675	1,086,026	1,070,783	88,616	85,360	704,700	707,323
Debentures (Note 14)	412,077	413,220	640,950	640,950	347,929	350,147	600,000	600,000
Other	31,127	24,619	73,907	76,829	100,989	97,216	4,900	4,901

	586,207	576,514	1,800,883	1,788,562	537,534	532,723	1,309,600	1,312,224

Total Loans and Financing	1,652,562	1,569,349	6,734,380	6,930,891	1,581,000	1,447,883	7,258,292	6,944,740

Derivatives	(35,075)	258,639			(174,292)	288,623

Total Loans, Financing and Derivatives	1,617,487	1,827,988	6,734,380	6,930,891	1,406,708	1,736,506	7,258,292	6,944,740

As of March 31, 2008, the amortization of the long-term principal presents the following composition, by year of maturity:

	Consolidated		Parent Company

2009	373,802	5.6%	294,858	4.1%
2010	1,734,917	25.8%	951,099	13.1%
2011	610,907	9.1%	612,567	8.4%
2012	1,415,828	21.0%	1,359,769	18.7%
After 2013	1,287,102	19.1%	4,039,999	55.7%
Perpetual Bonds	1,311,824	19.5%

	6,734,380	100.0%	7,258,292	100.0%

Interest on loans and financing and debentures have the following annual rates as of March 31, 2008:

		Consolidated		Parent Company

	Local Currency	Foreign Currency	Local Currency	Foreign Currency

Up to 7%	113,573	1,825,767	11,746	3,485,128
From 7.1 to 9%	448,887	591,359	430,859	2,068,613
From 9.1 to 11%	609,335	3,567,862	456,600	1,438,417
Above 11%	1,198,735		947,929
Variable	16,555	(20,206)		(174,293)

	2,387,085	5,964,782	1,847,134	6,817,866

		8,351,867		8,665,000

Percentage composition of total loans, financings and debentures, by contracted currency/index of origin:

		Consolidated		Parent Company

	03/31/2008	12/31/2007	03/31/2008	12/31/2007

Local Currency
CDI	8.76	8.54	7.04	7.23
IGPM	4.81	4.38	4.99	4.76
TJLP	14.77	13.88	9.16	9.13
IGP-DI	0.14	0.13	0.14	0.13
Other currencies	0.09	0.07
	28.57	27.00	21.33	21.25

Foreign Currency
US dollar	71.70	69.89	54.70	52.07
Yen			25.96	23.34
Euro	0.15	0.16	0.02	0.02
Other currencies	(0.42)	2.95	(2.01)	3.32
	71.43	73.00	78.67	78.75

	100.00	100.00	100.00	100.00

In July 2005, the Company issued perpetual bonds amounting to US$750 million through its subsidiary CSN Islands X Corp.. These bonds of indefinite maturity pay 9.5% p.a. and the Company has the right to settle the transaction at its face value after 5 years, on the maturity dates for the interest.

As of March 31, 2008 loans with certain agents have certain restrictive clauses which are adequately complied with.

The Company contracts derivative operations with the purpose of minimizing significant fluctuation risks in the parity between the Real and foreign currencies.

The loans, financings and debentures recorded in equity accounts as of March 31, 2008, whose estimated market value is different from the book value, are represented as follows:

		Consolidated		Parent Company

	Book Value	Market Value	Book Value	Market Value

Loans, financings and debentures (short and long-term)	8,351,867	8,649,179	8,665,000	8,638,255

The guarantees provided for loans comprise fixed assets items, bank guarantees, sureties and securitization operations (exports), as shown in the following table and does not consider the guarantees provided to subsidiaries and jointly-owned subsidiaries mentioned in Note 16.

	03/31/2008	12/31/2007

Property, Plant and Equipment	47,985	47,985
Personal Guarantee	68,391	68,159
Imports	85,087	87,525
Securitizations (Exports)	224,032	252,307

	425,495	455,976

The securitization operations carried out through the subsidiary CSN Export have certain covenants, which were adequately complied with on March 31, 2008.

Funding and amortizations in the current period are demonstrated in the tables below:

Funding

Company	Description	Principal (millions)	Issue	Term	Maturity	Interest rate (p.a.)

CSN Cimentos	BNDES	9	02/26/2008	7years	02/15/2014	TJLP+2.7%to3.2%
Total funding in R$		9
CSN	ACC	20	03/19/2008	1year	03/16/2009	3.25%
CSN Madeira	CSFB	80	01/16/2008	7months	08/01/2008	4.21%
Total funding in US$		100

Amortizations

Company	Description	Principal (millions)	Settlement	Interest rate (p.a.)

CSN	ACC/ACE	R$60	Jan/2008	6.00%

14. DEBENTURES

(a) Third issue

As approved at the Board of Directors Meeting held on December 11 and ratified on December 18, 2003, the Company issued, on December 1, 2003, 50,000 registered and non-convertible debentures, in two tranches, unsecured without preference, for the unit face value of R$10. These debentures were issued for a total issue value of R$500,000. The credits generated in the negotiations with the financial institutions were received on December 22 and 23, 2003, in the amount of R$505,029. The difference of R$5,029, resulting from the variation of the unit price between the date of issue and of the effective trading was recorded in Shareholders’ Equity as Capital Reserve, subsequently used in the stock repurchase program.

The debentures of this 1st tranche issue, amounting to R$250,000, representing 25,000 debentures, were redeemed on December 1, 2006, as provided for by deed and compensation interest corresponding to 106.5% of Cetip’s CDI was due on these debentures until the redemption date.

The face value of the 2nd tranche of this issue is adjusted by the IGP-M plus compensation interest of 10% p.a. and its maturity is scheduled for December 1, 2008.

(b) Fourth issue

As approved at the Board of Directors Meeting held on December 20, 2005 and ratified on April 24, 2006, the Company issued, on February 1, 2006, 60,000 non-convertible and unsecured debentures, in one single tranche, with a unit face value of R$10. These debentures were issued in the total issuance value of R$600,000. The credits from the negotiations with the financial institutions were received on May 3, 2006 in the amount of R$623,248. The difference of R$23,248, resulting from the variation of the unit price between the date of issue and the effective trading was recorded in Shareholders’ Equity as Capital Reserve and subsequently used in the stock repurchase program.

Compensation interest is applied on the face value balance of these debentures, representing 103.6% of the Cetip’s CDI, in the amount of R$9,934 as of March 31, 2008, and the maturity of the face value is scheduled for February 1, 2012, without early redemption option.

The deeds for these issues contain certain restrictive covenants, which have been duly complied with.

15. DERIVATIVES AND FINANCIAL INSTRUMENTS

General Considerations

The Company’s business mainly consists of the production of flat steel to supply the domestic and foreign markets and mining of iron ore, limestone, dolomite and tin to supply the Presidente Vargas Steelworks’ (UPV) needs. The Company also sells the surplus production. In order to finance its activities, the Company often resorts to the domestic and international capital markets, and due to the debt profile it seeks, part of the Company’s debt is denominated in U.S. dollar.

As of March 31, 2008, the consolidated position of the outstanding derivative agreements was as follows:

	Agreement		Book Value	Fair Value

	Maturity	Notional Value

Variable income swap (*)	Jul-31-08	US$49,223 thousand	R$1,740,451	R$1,738,101

Exchange swaps registered with	Apr-01-08	US$719,500 thousand	R$42,828	R$44,851
CETIP	May-02-08	US$250,000 thousand	(R$7,753)	(R$5,171)

Exchange swaps registered with	Apr-01-08	US$560,000 thousand	R$34,040	R$34,040
CETIP (contracted by exclusive	May-02-08	US$100,000 thousand	(R$2,401)	(R$2,401)
funds)	Mar-16-09	US$20,000 thousand	R$1,085	R$1,085

(*) In June 2007, non-cash swap contracts, in the amount of US$458 million, were transferred from the subsidiary CSN Steel to the subsidiary CSN Madeira, through a loan agreement. The non-cash swap establishes that UBS Pactual Asset Management S.A. DTVM - the counterparty financial institution - undertakes to remunerate, at the end of the contract, the positive price variation of variable income assets, while the subsidiary undertakes to pay the same notional value adjusted at the fixed rate of 6.2569% per annum in US dollars. In conformity with an addendum to the agreement in July 2007, the maturity of the operation was extended to July 31, 2008.

The main non-operating risk factors that can affect the Company’s business are listed below, as well as a more detailed explanation about the derivatives associated with them:

I - Exchange rate risk

Although most of the Company’s revenues are denominated in Brazilian reais, as of March 31, 2008, R$5,999,852 or 72% of the Company’s consolidated loans and financing (except for derivates) were denominated in foreign currency (R$6,045,232 or 70% on December 31, 2007). As a result, the Company is subject to fluctuations in exchange and interest rates and manages the risk of the fluctuations in the amounts in Brazilian reais that will be necessary to pay the obligations in foreign currency, using a number of financial instruments, including dollar investments and derivatives, mainly futures contracts, swaps contracts, and exchange option contracts.

Exchange swap transactions

Exchange swap agreements aim to protect its liabilities denominated in foreign currency against the devaluation of the Real. Basically, the Company carried out swaps of its U.S. dollar-denominated liabilities for Interbank Deposit Certificate - CDI. The notional value (reference) of these swaps as of March 31, 2008 was US$1,649,500 thousand.

II – Interest rate risk

The Company has short and long term liabilities and, consequently, exposure to fixed and floating interest rates and some indexes, such as IGP-M. The Company also has assets which can be indexed to floating interest rates, fixed interest rates and/or other indexes. Due to this exposure, the Company may carry out transactions with derivatives to manage these risks better.

III – Derivatives associated with other price fluctuation risks of financial assets

Variable income swap agreements

The outstanding agreements as of March 31, 2008 were as follows:

Date of Issue	Maturity date of agreements	Notional value (US$ thousand)	Assets		Liabilities		Curve value (book value)		Fair value

			3/31/2008	12/31/2007	3/31/2008	12/31/2007	3/31/2008	12/31/2007	3/31/2008	12/31/2007

4/7/2003	7/31/2008	35,835	1,359,722	1,164,232	93,428	93,179	1,266,295	1,071,053	1,264,581	1,070,171
4/9/2003	7/31/2008	5,623	211,814	181,361	14,652	14,613	197,161	166,748	196,893	166,610
4/10/2003	7/31/2008	1,956	76,068	65,132	5,096	5,083	70,973	60,050	70,879	60,001
4/11/2003	7/31/2008	1,032	39,281	33,633	2,686	2,679	36,594	30,954	36,545	30,929
4/28/2003	7/31/2008	1,081	37,543	32,146	2,802	2,794	34,742	29,352	34,690	29,325
4/30/2003	7/31/2008	76	2,645	2,264	198	197	2,446	2,066	2,443	2,065
5/14/2003	7/31/2008	192	6,949	5,951	497	495	6,453	5,455	6,444	5,450
5/15/2003	7/31/2008	432	15,787	13,518	1,115	1,112	14,673	12,406	14,652	12,395
5/19/2003	7/31/2008	1,048	40,112	34,345	2,701	2,694	37,411	31,651	37,361	31,626
5/20/2003	7/31/2008	264	10,425	8,926	679	677	9,746	8,248	9,733	8,242
5/21/2003	7/31/2008	415	17,071	14,618	1,067	1,065	16,005	13,552	15,985	13,543
5/22/2003	7/31/2008	326	13,445	11,513	840	837	12,607	10,676	12,591	10,668
5/28/2003	7/31/2008	439	17,449	14,941	1,129	1,126	16,321	13,815	16,301	13,806
5/29/2003	7/31/2008	408	16,543	14,169	1,048	1,045	15,496	13,120	15,477	13,110
6/5/2003	7/31/2008	96	3,776	3,234	247	247	3,530	2,988	3,525	2,985

		49,223	1,868,632	1,599,983	128,184	127,843	1,740,451	1,472,134	1,738,101	1,470,926

The purpose of these swaps is to improve the return on CSN’s financial assets, increasing the exposure to variable income, which historically yields greater long term returns than the fixed income assets, thus, decreasing the impact of the cost of carrying CSN’s long term debt in consolidated financial expenses, net.

IV – Consolidated balance sheet classified by currency

	03/31/2008

	U.S. Dollar	Euro	Other Foreign Currencies	Reais	Total

Current Assets	652,645	2,448,784	12,807	4,381,255	7,495,491
Cash and Cash equivalents	35,254	20,637	363	119,890	176,144
Marketable Securities	227,759	2,036,928	8,466	1,014,440	3,287,593
Customers	103,649	183,467		456,177	743,293
Inventories	117,555	169,895		1,885,300	2,172,750
Insurance Claimed				186,247	186,247
Deferred Income and Social Contribution Taxes				416,789	416,789
Other	168,428	37,857	3,978	302,412	512,675
Non-current Assets	189,978	140,848		18,343,006	18,673,832
Long-term Assets	55,610	17,491		2,099,392	2,172,493
Financial Investments		17,491		90,834	108,325
Deferred Income and Social Contribution Taxes				631,005	631,005
Judicial Deposits				676,258	676,258
Other	55,610			701,295	756,905
Permanent	134,368	123,357		16,243,614	16,501,339

Total	842,623	2,589,632	12,807	22,724,261	26,169,323

Current Liabilities	1,657,503	193,803	81	3,646,239	5,497,626
Loans, Financing and Debentures	886,414	144,867		586,206	1,617,487
Suppliers	681,732	42,025	81	359,583	1,083,421
Deferred Income and Social Contribution Taxes				176,064	176,064
Taxes payable	76,334	524		512,285	589,143
Other	13,023	6,387		2,012,101	2,031,511
Non-current Liabilities	4,712,597	220,874	108	7,477,120	12,410,699
Loans, Financing and Debentures	4,712,597	220,792	108	1,800,883	6,734,380
Contingent Liabilities- Net of Deposits		58		2,512,629	2,512,687
Deferred Income Tax and Social Contribution Taxes				2,019,211	2,019,211
Other		24		1,144,397	1,144,421
Shareholders’ Equity				8,260,998	8,260,998

Total	6,370,100	414,677	189	19,384,357	26,169,323

V - Credit risk

The credit risk exposure with financial instruments is managed through restricting the counterparts to large financial institutions with high credit quality. Thus, Management believes that the risk of non-compliance by the counterparts is insignificant. The Company neither maintains nor issues financial instruments for commercial purposes. The selection of clients, as well as the diversification of its accounts receivable and the control on sales financing conditions through business segment are procedures adopted by CSN to minimize occasional problems with its customers. Since part of the Companies’ funds is invested in Brazilian government securities, there is exposure to the credit risk with the government.

VI - Fair value

The market values were calculated according to the conditions in the local and foreign markets as of March 31, 2008, for financial transactions with identical features, such as volume and term of the transaction and maturity dates. All transactions carried out in non-organized markets (over-the-counter markets) were contracted with financial institutions previously approved by the Company’s Board of Directors.

16. SURETIES AND GUARANTEES

The Company has the following responsibilities with its subsidiaries and jointly-owned subsidiaries, in the amount of R$4,318.8 million (R$4,331.7 million on December 31, 2007), for guarantees provided:

	In millions

Companies	Currency	03/31/2008	12/31/2007	Maturity	Conditions

CFN	R$	250.2	250.2	11/15/2020	BNDES loan guarantee
CSN Cimentos	R$	0.3		Indeterminate	Guarantee to settle the debt with INSS
CSN Cimentos	R$	27.0		Indeterminate	Surety in letter of bank guarantee
CSN Cimentos	R$	0.3	0.3	12/31/2020	To guarantee the fixed cash debt corresponding to tax credit
CSN Cimentos	R$	7.9	7.9	10/13/2008	To ensure the Lessee the obligations of the Lessor
CSN Energia	R$	1.0	1.0	Indeterminate	To guarantee the payment of the amount discussed in the Tax Foreclosure no.2007.51.01.503434-7
INAL	R$	10.0		Indeterminate	Collateral signature in guarantee contract for tax foreclosure
INAL	R$	0.6		Indeterminate	Collateral signature in guarantee contract to ensure ICMS processes
INAL	R$	0.3	0.3	3/2/2008	To ensure the responsibility of the Lessee in the compliance with the requirement of the court collateral
Prada	R$	0.4	0.4	1/3/2012	Electricity Purchase and Sale Agreement dated December 4, 2006
Prada	R$	5.8	5.8	8/28/2008	To ensure the responsibility of the Lessee referring to rent agreement of real estate
Sepetiba Tecon	R$	15.0	15.0	5/5/2011	Collateral by CSN to issue the Export Credit Note

Total in R$		318.8	280.9

CSN Islands VII	US$	275.0	275.0	09/12/2008	Guarantee by CSN in Bond issue
CSN Islands VIII	US$	550.0	550.0	12/16/2013	Guarantee by CSN in Bond issue
CSN Islands IX	US$	400.0	400.0	1/15/2015	Guarantee by CSN in Bond issue
CSN Islands X	US$	750.0	750.0	Perpetual	Guarantee by CSN in Bond issue
CSN Steel	US$	120.0	120.0	12/29/2011	Guarantee by CSN in Promissory Notes issue
INAL	US$	1.4	1.4	3/26/2008	Personal guarantee to finance equipment
Sepetiba Tecon	US$	16.7	16.7	9/15/2012	Personal guarantee to finance equipment acquisition and terminal implementation
Aços Longos	US$	55.0	55.0	Indeterminate	Letter of Credit for equipment acquisition
CSN Cimentos	US$	13.3	13.3	6/30/2008	Letter of Credit for equipment acquisition
CSN Cimentos	US$	15.5	15.5	4/19/2008	Standby
Nacional Minérios	US$	90.0	90.0	7/19/2010	Collateral by CSN to issue bank guarantee necessary to purchase of Cia de Fomento Mineral e Participações - CFM

Total in US$		2,286.9	2,286.9

17. TAXES PAID IN INSTALLMENTS

The Company filed a lawsuit pleading the right to the presumed credit of IPI on the acquisition of exempt, immune inputs, not taxed or taxed at zero rate and in May 2003 an injunction was obtained authorizing the use of the referred credits. The Regional Federal Court of the 2nd Region, through the appeal filed by the Federal Union, revoked the aforementioned authorization and on August 27, 2007, the lawsuit had an unfavorable decision to the Company. In view of such a decision, the Company paid the debit in 60 months, and as of March 31, 2008 the position was as follows:

	Parent Company

	03/31/2008	12/31/2007

Corporate Income Tax (IRPJ)	323,385	332,950
Social Contribution on Net Income (CSLL)	54,024	55,621
Excise Tax (IPI)	254,047	261,502
Social Integration Program (PIS)	50,010	51,489
Contribution for Social Security Financing (COFINS)	270,140	278,129

	951,606	979,691

Current Liabilities	211,311	206,106
Non-current Liabilities	740,295	773,585

18. CONTINGENT LIABILITIES AND JUDICIAL DEPOSITS

The Company is currently party to several administrative and judicial proceedings involving actions and complaints of a number of issues. Details of the amounts recorded as provisions and the respective judicial deposits related to those actions are shown below:

	03/31/2008			12/31/2007

	Judicial	Contingent	Net	Judicial	Contingent	Net
	Deposits	Liabilities	Contingencies	Deposits	Liabilities	Contingencies

Current
Contingencies:
Labor	(42,396)	93,981	51,585	(40,422)	90,310	49,888
Civil	(46,690)	55,544	8,854	(16,893)	33,587	16,694

Parent Company	(89,086)	149,525	60,439	(57,315)	123,897	66,582

Consolidated	(92,645)	162,299	69,654	(60,956)	136,020	75,064

Non-current
Contingencies:
Environmental	(204)	54,529	54,325	(204)	55,202	54,998
Tax		1,044	1,044		961	961

	(204)	55,573	55,369	(204)	56,163	55,959
Legal liabilities questioned in court:
Tax
IPI premium credit	(916,107)	2,119,561	1,203,454	(892,961)	2,088,721	1,195,760
CSL credit over exports		1,026,684	1,026,684		987,072	987,072
SAT	(32,744)	109,957	77,213	(31,984)	109,546	77,562
Education Allowance	(33,121)	33,121		(33,121)	33,121
CIDE	(26,346)	26,346		(25,819)	25,819
Income tax / “Plano Verão”	(20,892)	20,892		(20,892)	20,892
Other provisions	(6,894)	69,569	62,675	(6,894)	67,830	60,936

	(1,036,104)	3,406,130	2,370,026	(1,011,671)	3,333,001	2,321,330
Parent Company	(1,036,308)	3,461,703	2,425,395	(1,011,875)	3,389,164	2,377,289

Consolidated	(1,048,036)	3,560,723	2,512,687	(1,023,173)	3,484,645	2,461,472

Total – Parent Company	(1,125,394)	3,611,228	2,485,834	(1,069,190)	3,513,061	2,443,871

Total – Consolidated	(1,140,681)	3,723,022	2,582,341	(1,084,129)	3,620,665	2,536,536

The provisions for contingencies estimated by the Company’s Management were substantially based on the opinion of tax and legal advisors, being recorded only the lawsuits classified as risk of probable loss. Additionally, the provisions include tax liabilities arising from actions taken on the Company’s initiative, accrued of SELIC (Special Settlement and Custody System) interest rates.

The Company and its subsidiaries are defending themselves in other judicial and administrative proceedings (labor, civil and tax) in the approximate amount of R$4.4 billion, R$3.5 billion of which corresponds to tax lawsuits, R$0.1 billion of which corresponds to civil lawsuits and R$0.8 billion of which corresponds to labor and pension lawsuits. According to the Company’s legal counsel, these administrative and legal proceedings are assessed as possible risk of loss. These proceedings were not accrued in accordance with the Management’s judgment and with accounting rules adopted in Brazil.

a) Labor Actions:

On March 31, 2008, the Company was defendant in 9,128 labor grievances (9,162 claims as of December 31, 2007), with a provision in the amount of R$93,981 (R$90,310 as of December 31, 2007). Most of the lawsuits are related to joint and/or subsidiary responsibility, wage parity, additional allowances for unhealthy and hazardous activities, overtime and differences related to the 40% fine on FGTS (severance pay), and due to the government’s economic plans.

b) Civil Actions:

Among the civil judicial proceedings in which the Company takes part, there are mainly lawsuits with indemnification request. Such proceedings, in general, arise from occupational accidents and diseases related to the Company’s industrial activities. A provision in the amount of R$55,544 on March 31, 2008 (R$33,587 on December 31, 2007) was recorded for these demands.

c) Environmental Actions:

As of March 31, 2008, the Company had a provision of R$54,529 (R$55,202 as of December 31, 2007) for expenses related to environmental recovery within the Company’s plants in the States of Rio de Janeiro, Minas Gerais and Santa Catarina.

d) Tax Proceedings:

• Income and Social Contribution Taxes

(i) The Company claims the recognition of the financial and tax effects on the calculation of the income and social contribution taxes on net income, related to the write down of inflation of the Consumer Price Index (IPC), which occurred in January and February 1989, by a percentage of 51.87% (“Plano Verão”).

In 2004, the proceeding was concluded and a final and unappealable decision was issued, granting to CSN the right to apply the index of 42.72% (January 1989), from which the 12.15% already applied should be deducted. The application of the index of 10.14% (February 1989) was also granted. The proceeding is currently under expert accounting inspection.

The Company maintains a judicial deposit in the amount of R$331,959 on March 31, 2008 (R$331,408 on December 31, 2007) and a provision of R$20,892 (R$20,892 on December 31, 2007), which represents the portion not recognized by the courts.

(ii) The company filed an action questioning the levying of Social Contribution on Income (CSL) on export revenues, based on Constitutional Amendment no. 33/01 and in March 2004 the Company obtained an injunction authorizing the exclusion of these revenues from the aforementioned calculation basis, as well as the offsetting of the amounts paid as from 2001. The lower court decision was favorable and the decision made by a court of second instance, pronounced before the appeal filed by the Federal Government at the Regional Federal Court (TRF), judged this proceeding unfavorably for CSN. In view of these facts an Extraordinary Appeal for the STF was filed, which has not been judged yet. An initial decision by the Federal Supreme Court (STF) was obtained suspending the effects of the decision by the Regional Federal Court until the judgment of the aforementioned Extraordinary Appeal. Up to March 31, 2008, the amount of suspended liability and the credits offset based on the aforementioned proceedings was R$1,026,684 (R$987,072 on December 31, 2008), plus SELIC interest rate.

• CIDE – Contribution for intervention in the Economic Domain

CSN questions the legality of Law 10168/00, which established the payment of the CIDE on the amounts paid, credited or remitted to beneficiaries not resident in Brazil, for royalties or remuneration purposes on supply contracts, technical assistance, trademark license agreement and exploitation of patents.

The Company maintains deposits in court and a provision in the amount of R$26,346 as of March 31, 2008 (R$25,819 as of December 31, 2007), which includes legal charges.

The lower court decision was unfavorable, which was ratified by the 2nd Regional Federal Court (TRF). Embargos of Declaration were filed against the unfavorable decision of the TRF of the 2nd Region, which have not been judged yet.

• Education Allowance

The Company discussed the unconstitutionality of the Education Allowance and the possible recovery of the amounts paid in the period from January 5, 1989 to October 16, 1996. The lawsuit was judged unfounded, and the Federal Regional Court maintained its unfavorable decision, which is final and unnappealable.

In view of this fact, CSN attempted to pay the amount due, but FNDE and INSS did not reach an agreement about who should receive it. A fine was also demanded, but CSN did not agree.

CSN filed new proceedings questioning the above-mentioned facts and deposited in court the amounts due. In the first proceeding, the 1st level sentence judged partially favorable the request of CSN, where the Judge removed the amount of the fine, maintaining, however, the SELIC rate. The Company presented brief of respondent to the appeal of the defendant, and appealed concerning SELIC rate.

The amount provisioned as of March 31, 2008 totals R$33,121 (R$33,121 as of December 31, 2007).

• SAT - Workers’ Compensation Insurance

The Company understands that it should pay the SAT at the rate of 1% in all of its establishments, and not 3%, as determined by the current legislation. The amount recorded in a provision as of March 31, 2008 totals R$109,957 (R$109,546 on December 31, 2007), which includes legal charges. The lower court decision was unfavorable and the proceeding is under judgment in the 2nd Region of the Federal Regional Court.

• IPI premium credit on exports

The Brazilian tax laws allowed companies to recognize IPI premium credit until 1983, when the Brazilian government, through Executive act, cancelled these benefits, prohibiting companies to use these credits.

The Company challenged the constitutionality of this act and filed a claim to obtain the right to use the IPI premium credit on exports from 1992 to 2002, once only laws enacted by the legislative branch may cancel or revoke benefits prepared by prior legislation.

In August 2003 the Company obtained a favorable decision at a Brazilian lower court, authorizing the use of the credits aforementioned. The national treasury appealed against this decision and obtained a favorable decision, and the Company then filed a special and extraordinary appeal against this decision at the Superior Court of Justice and at the Federal Supreme Court, respectively, and is currently awaiting for decisions of these courts.

Between September 2006 and May 2007, the Treasury filed 5 tax foreclosures and 3 administrative proceedings against the Company requesting the payment in the amount of approximately R$3.2 billion referring to the payment of taxes which were offset by IPI premium credits.

On August 29, 2007, the Company offered assets in lien represented by treasury shares in the amount of R$536 million. 25% of this amount will be substituted by judicial deposits in monthly installments performed up to December 31, 2007 and as these substitutions take place, it was requested that the equivalent amount in shares was released from the lien, at the share price determined at the closing price of the day prior to the deposit.

The Company maintains provisioned the amount of credits already offset, accrued of default charges until March 31, 2008, which total R$2,119,561 (R$2,088,721 as of December 31, 2007). The difference between the total amount in litigation and the amount recorded as provision is part of the R$4.4 billion reported above as administrative and legal proceedings, considered as possible loss.

On March 31, 2008, the Company maintains judicial deposits for these liabilities in the amount of R$916,107.

In the middle of 2007, the Superior Court of Justice issued a contrary decision to another taxpayer denying the use of these credits. This decision is subject to revision by the Federal Supreme Court, which, in that event, is the highest court. The Company observed that a number of other Brazilian companies are challenging in court the same prohibition and it has been following up their progress.

• Other

The Company also recorded provisions for lawsuits related to FGTS - Supplementary Law 110, COFINS Law 10,833/03, PIS - Law 10,637/02 and PIS/COFINS - Manaus Free-Trade Zone, in the amount of R$70,613 as of March 31, 2008 (R$68,791 as of December 31, 2007), which includes legal charges.

19. SHAREHOLDERS’ EQUITY

	Paid-in capital stock	Reserves	Retained earnings	Treasury Shares	Total Shareholders' Equity

BALANCES AT 09/30/2007	1,680,947	5,684,946	2,514,860	(743,430)	9,137,323

Realization of the revaluation reserve of own assets, net of income and social contribution taxes		(76,186)	76,186
Realization of the revaluation reserve reflecting subsidiary assets, net of income and social contribution taxes		(9,377)	9,377
Constitution of reserve		1,090,710	(1,090,710)
Dividends declared on December 21, 2007 (R$2.59301 per share)			(665,081)		(665,081)
Additional dividends (R$4.85137 per share)			(1,244,329)		(1,244,329)
Additional interest on shareholders' equity (R$0.27553 per share)			(70,674)		(70,674)
Net income for the quarter			470,371		470,371

BALANCES AT 12/31/2007	1,680,947	6,690,093		(743,430)	7,627,610

Realization of the revaluation reserve of own assets, net of income and social contribution taxes		(69,719)	69,719
Realization of the revaluation reserve reflecting subsidiary assets, net of income and social contribution taxes		(3,142)	3,142
Cancellation of the Company's treasury shares			(172,079)	172,079
Proposed interest on shareholders' equity at March 31, 2008 (R$0.063118 per share)			(48,567)		(48,567)
Net income for the quarter			771,098		771,098

BALANCES AT 03/31/2008	1,680,947	6,617,232	623,313	(571,351)	8,350,141

i. Paid-in capital stock

The Company’s fully subscribed and paid-in capital stock on March 31, 2008 is in the amount of R$1,680,947, split into 804,203,838 common book-entry shares, with no par value. Each share is entitled to one vote in the resolutions of the General Meeting.

ii. Authorized capital stock

As of March 31, 2008 the Company’s bylaws set forth that the Company’s capital stock could be increased up to 1,200,000,000 shares, by decision of the Board of Directors.

iii. Legal Reserve

Recorded at the rate of 5% on the net income determined in each fiscal year, pursuant to article 193 of Law 6404/76. The Company reached the limit for recording the legal reserve, as determined by the current legislation.

iv. Revaluation reserve

This reserve covers the revaluations of the Company’s property, plant and equipment, which pursuant to the CVM Resolution 288/98, aimed to adjust the amounts of the Company’s property, plant and equipment to the market value, enabling the quarterly financial information to present values of the assets value closer to their market or replacement value.

In compliance with the provisions of the CVM Resolution 273/98, a provision was recorded for deferred income and social contribution taxes on the balance of the revaluation reserve (except land).

The realized portion of the revaluation reserve, through the depreciation or write-off of assets, net of income and social contribution taxes, is included for purposes of calculating the minimum mandatory dividend.

v. Treasury shares

The Board of Directors approved, on May 25, 2005, for a period of 360 days, the purchase of 15,000,000 shares of the Company to be held in treasury for subsequent disposal and/or cancellation.

On January 29, 2007, the Board of Directors authorized the purchase of other 923,628 shares to be also held in treasury for further sale and/or cancellation. The second authorization would expire on January 25, 2008, but since the Company repurchased all shares referring to this approval before the expiration of the period, the Board of Directors authorized the closing of the program.

On December 21, 2007 it authorized the acquisition of 4,000,000 shares of the Company, to be held in treasury, to be subsequently sold or cancelled. This program expired on February 27, 2008 and there was no purchase in connection with the program approved.

On March 20, 2008 it authorized the acquisition of 10,800,000 shares of the Company, to be held in treasury and subsequently sold or cancelled. The maximum term for the performance of the operations was set as up to April 28, 2008 and there was no purchase in connection with the program.

As of March 31, 2008, the position of treasury shares was as follows:

Number of	Total value				Share
shares purchased	paid for		Unit cost of shares		Market value

(in units)	shares	Minimum	Maximum	Average	on 03/31/2008 (*)

11,578,128	R$571,351	R$35.88	R$75.04	R$47.72
34,734,384(**)	R$571,351				R$2,174,372

(*) Average quotation of shares as of 03/31/08 at the value of R$62.60 per share.
(**) New amount of shares after the split occurred in January 2008.

While held in treasury, the shares will have no proprietorship and/or political rights.

vi. Shareholding structure

As of March 31, 2008, the Company’s shareholding structure was as follows:

	Number of Common Shares	Total % of shares	% excluding treasury shares

Vicunha Siderurgia S.A.	348,859,995	43.38%	45.34%
BNDESPAR	51,257,958	6.37%	6.66%
Caixa Beneficente dos Empregados da CSN - CBS	35,490,867	4.41%	4.61%
Sundry (ADR - NYSE)	186,656,971	23.21%	24.26%
Other shareholders (approximately 10 thousand)	147,203,663	18.30%	19.13%

	769,469,454	95.68%	100.00%
Treasury shares	34,734,384	4.32%

Total shares	804,203,838	100.00%

At the Extraordinary General Meeting held on January 22, 2008, the Company’s shareholders approved the cancellation of 4,000,000 treasury shares, and also the split of the number of shares representing the Company’s capital stock, operation by which each share of the capital stock started being represented by 3 shares after the split. The maintenance of the ratio share/ADR (American Depositary Receipt) at 1/1 was also approved, i.e., each ADR will continue to be represented by one share.

vii. Investment policy and payment of interest on shareholders’ equity and dividends

On December 11, 2000, CSN’s Board of Directors decided to adopt a policy for the distribution of profits which, observing the provisions of Law 6,404/76, amended by Law 9,457/97, will imply in the distribution of all the Company’s net profit to the shareholders, provided that the following priorities are preserved irrespective of their order: (i) corporate strategy, (ii) compliance with obligations, (iii) consummation of the necessary investments and (iv) maintenance of the Company’s good financial situation.

20. INTEREST ON SHAREHOLDERS’ EQUITY

The calculation of interest on shareholders’ equity is based on the variation of the Long-Term Interest Rate (TJLP) on shareholders’ equity, limited to 50% of the income for the year before income tax or 50% of retained earnings and profit reserves, where the higher of the two limits may be used, pursuant to the legislation in force.

In compliance with the CVM Resolution 207, of December 31, 1996 and with tax rules, the Company opted to record the proposed interest on shareholders’ equity in the amount of R$48,567 in the quarter, corresponding to the remuneration of R$0.063118 per share, as corresponding entries against the financial expenses account, and reverse it in the same account, and not presenting it in the income statement and not generating effects on net income after IRPJ/CSL, except with respect to tax effects, recognized under income and social contribution taxes. The Company’s Management will propose that the amount of interest on shareholders’ equity be attributed to the mandatory minimum dividend.

21. NET REVENUES AND COST OF GOODS SOLD

	Consolidated

	03/31/2008			03/31/2007

	Tonnes (thousand)	Net revenue	Cost of Goods Sold	Tonnes (thousand)	Net revenue	Cost of Goods Sold

Steel products
Domestic market	1,115	2,069,133	(1,083,191)	719	1,384,822	(670,431)
Foreign market	277	442,581	(404,181)	476	743,217	(573,167)

	1,393	2,511,714	(1,487,372)	1,195	2,128,039	(1,243,598)

Mining products
Domestic market	1,147	46,798	(12,509)	1,132	48,453	(13,990)
Foreign market	2,780	208,442	(135,189)	364	31,133	(22,403)

	3,927	255,240	(147,698)	1,496	79,586	(36,393)
Other sales
Domestic market		243,607	(169,078)		248,766	(193,770)
Foreign market		19,665	(2,602)		28,291	(3,113)

		263,272	(171,680)		277,057	(196,883)

		3,030,225	(1,806,750)		2,484,682	(1,476,874)

	Parent Company

	03/312008			03/31/2007

	Tonnes (thousand)	Net revenue	Cost of Goods Sold	Tonnes (thousand)	Net revenue	Cost of Goods Sold

Steel products
Domestic market	1,116	1,943,049	(1,081,958)	753	1,344,264	(743,099)
Foreign market	153	204,953	(181,356)	371	492,620	(387,245)

	1,269	2,148,002	(1,263,314)	1,124	1,836,884	(1,130,344)

Mining products
Domestic market	1,518	45,651	(30,389)	1,132	47,593	(13,990)
Foreign market	1,066	63,734	(44,233)

	2,584	109,385	(74,622)	1,132	47,593	(13,990)

Other sales
Domestic market		65,124	(40,862)		60,599	(32,933)
Foreign market		3,162	(2,601)		3,923	(3,113)

		68,286	(43,463)		64,522	(36,046)

		2,325,673	(1,381,399)		1,948,999	(1,180,380)

22. FINANCIAL RESULT AND MONETARY AND FOREIGN EXCHANGE VARIATIONS, NET

	Consolidated		Parent Company

	03/31/2008	03/31/2007	03/31/2008	03/31/2007

Financial expenses:
Loans and financing - foreign currency	(115,937)	(152,836)	(6,248)	(9,365)
Loans and financing - domestic currency	(46,059)	(57,115)	(39,456)	(51,581)
Related parties			(98,046)	(100,919)
PIS/COFINS on other revenues	(483)	(5,599)	(483)	(5,599)
Interest, fines and interest on tax in arrears	(79,658)	(87,539)	(77,283)	(82,792)
Other financial expenses	(18,648)	(34,226)	(13,499)	(24,506)

	(260,785)	(337,315)	(235,015)	(274,762)

Financial income:
Related parties			(101,606)	4,084
Income on financial investments, net of provision for losses	32,939	76,891	919	3,050
Income on derivatives	173,862	99,137	197,373	(124,008)
Other income	38,459	18,432	40,503	11,617

	245,260	194,460	137,189	(105,257)

Net financial result	(15,525)	(142,855)	(97,826)	(380,019)

Monetary variations:
- Assets	(880)	1,094	1,381	915
- Liabilities	(9,662)	(7,150)	(11,671)	(5,734)

	(10,542)	(6,056)	(10,290)	(4,819)

Exchange variations:
- Assets	(123,093)	(37,478)	(57)	(48,613)
- Liabilities	270,451	240,552	(147,979)	338,707

	147,358	203,074	(148,036)	290,094

Net monetary and exchange variations	136,816	197,018	(158,326)	285,275

23. OTHER OPERATING EXPENSES / INCOME

	Consolidated		Parent Company

	03/31/2008	03/31/2007	03/31/2008	03/31/2007

Other Operating Expenses	(64,041)	(164,009)	(51,905)	(40,920)
Provision for Actuarial Liabilities	22,682	966	22,682	966
Provision for Contingencies	(32,398)	5,919	(27,893)	6,573
Contractual Fines	-	(12,676)	-	(12,676)
Equipment Stoppage	(8,992)	(1,461)	(9,001)	(1,405)
Other	(45,333)	(156,757)	(37,693)	(34,379)

Other Operating Income	9,871	241,654	4,903	2,298
Indemnifications	(2,268)	1,457	1,564	880
Other	12,139	240,197	3,339	1,418

Other Operating Income/(Expenses)	(54,170)	77,645	(47,002)	(38,622)

On January 30, 2007, the Company took part in an auction for the acquisition of the Anglo-Dutch steel company Corus Group PLC and its 603 cents a pound offer was beaten by the offer of the Indian Tata Steel which was of 608 cents a pound. Thus, in view of the outcome of this auction, the Company verified expenses in the amount of R$113 million and revenues in the amount of R$235 million. These amounts are recorded in “Other expenses” and “Other revenues”, respectively.

24. LOSS BLAST FURNACE III

On January 22, 2006 an accident involving equipment adjacent to Blast Furnace #3 took place, mainly affecting the powder collecting system and interrupted the equipment production until the end of the first semiannual period of that year. The amount of the Company’s insurance policy for loss of profits and equipment, effective on the date of the claim, was at most US$750 million, which the Management deems as sufficient to recover any losses derived from the accident. The cause of the accident is covered by the policy expressly recognized by the insurance companies, and the work to calculate the losses is in progress.

The amount of losses subject to indemnification determined by claims adjusters up to the closing date of the quarterly financial information is R$922,929 (net of deductible). Based on the insurance policy and confident as to the conclusion of studies about the loss, CSN requested and the insurance companies granted advances in the amount of R$736,682. The advanced total amount will be deducted from losses subject to indemnification, verified during the normal course of the regulation process.

As of March 31, 2008, the Company maintains balance receivable from losses claimed in the amount of R$186,247 (R$186,247 as of December 31, 2007) and it does not identify risks in this credit, taking into account the international reputation and prestige of insurance and reinsurance companies.

25. CONSOLIDATED NON-OPERATING EXPENSES AND INCOME

As of March 31, 2008, the consolidated non-operating expenses of the Company amounted to R$1,071 (R$180,241 on March 31, 2007). The result of the first quarter of 2007 includes R$182,074 related to the gain on the sale of 34,072,613 shares of Corus Group PLC, acquired by CSN for strategic reasons during the bidding process with Tata Steel for the acquisition of the total number of Corus Group PLC’s shares, which were sold that quarter.

26. INFORMATION BY BUSINESS SEGMENT

(i) Consolidated balance sheet by Business Segment

	03/31/2008

	Steel	Mining	Logistics, Energy and Cement	Eliminations	Total

Current assets	11,717,282	469,494	455,618	(5,146,903)	7,495,491
Marketable securities	3,894,076	5,650	236,519	(848,652)	3,287,593
Trade Accounts Receivable	1,705,244	62,826	54,937	(1,079,714)	743,293
Other	6,117,962	401,018	164,162	(3,218,537)	3,464,605
Non-current assets	37,084,897	3,313,775	2,055,593	(23,780,433)	18,673,832
Long-Term Assets	10,483,096	7,338	324,390	(8,642,331)	2,172,493
Investments, Property, Plant and Equipment and Deferred Charges	26,601,801	3,306,437	1,731,203	(15,138,102)	16,501,339

Total assets	48,802,179	3,783,269	2,511,211	(28,927,336)	26,169,323

Current liabilities	8,881,541	401,139	425,117	(4,210,171)	5,497,626
Loans, Financing and Debentures	3,285,080	108,801	143,970	(1,920,364)	1,617,487
Suppliers	2,030,003	78,119	56,313	(1,081,014)	1,083,421
Other	3,566,458	214,219	224,834	(1,208,793)	2,796,718
Non-current liabilities	18,716,920	1,442,316	1,073,932	(8,822,469)	12,410,699
Loans, Financing and Debentures	13,410,985	174,910	603,826	(7,455,341)	6,734,380
Net contingencies – judicial deposits	2,438,918	5,173	68,596		2,512,687
Other	2,867,017	1,262,233	401,510	(1,367,128)	3,163,632
Shareholders’ Equity	21,339,167	1,804,365	1,012,162	(15,894,696)	8,260,998

Total Liabilities and Shareholders’ Equity	48,937,628	3,647,820	2,511,211	(28,927,336)	26,169,323

(ii) Consolidated statement of income by Business Segment

	03/31/2008

	Steel	Mining	Logistics, Energy and Cement	Eliminations	Total

Net revenues from sales	3,234,363	295,479	279,905	(779,522)	3,030,225
Cost of goods sold and services rendered	(2,163,893)	(238,167)	(171,864)	767,174	(1,806,750)
Gross profit	1,070,470	57,312	108,041	(12,348)	1,223,475
Operating Income and Expenses
Selling expenses	(153,164)	(11,303)	(3,650)	6,795	(161,322)
Administrative expenses	(84,319)	(2,862)	(17,257)		(104,438)
Other operating income (expenses)	(51,036)	(2,383)	(751)		(54,170)
	(288,519)	(16,548)	(21,658)	6,795	(319,930)
Net financial income	(93,447)	(5,390)	(6,103)	89,415	(15,525)
Foreign exchange and monetary variations, net	35.848	5,482	(7,887)	103,373	136,816
Equity in the earnings of subsidiaries (goodwill)	1.246.762	(41,767)	44	(1,263,089)	(58,050)
Operating income	1,971,114	(911)	72,437	(1,075,854)	966,786
Non-operating income	(1,275)		(45)	249	(1,071)
Income before income and social contribution taxes	1,969,839	(911)	72,392	(1,075,605)	965,715
Income and social contribution taxes	(148,998)	(22,897)	(28,277)	1,761	(198,411)

Net income for the period	1,820,841	(23,808)	44,115	(1,073,844)	767,304

(iii) Other consolidated information by Business Segment

	03/31/2008

	Steel	Mining	Logistics, Energy and Cement	Total

Depreciation, Amortization and Depletion	259,825	37,874	27,542	325,241
Provision for Contingencies net of Judicial Deposits	2,500,255	5,161	76,925	2,582,341
Tax	2,383,643	3,198	21,180	2,408,021
Labor	53,168	63	42,072	95,303
Civil	9,068		12,838	21,906
Other	54,376	1,900	835	57,111

27. STATEMENT OF ADDED VALUE

	Consolidated		Parent Company

	03/31/2008	03/31/2007	03/31/2008	03/31/2007

Revenues
Sales of products and services (except for refunds and discounts)	3,824,048	3,040,070	3,006,850	2,403,151
Allowance for doubtful accounts	(16,887)	(1,058)	(16,927)	(1,235)
Non-operating income	(1,071)	180,241	(1,160)	(1,023)

	3,806,090	3,219,253	2,988,763	2,400,893

Input purchased from third parties
Raw material consumed	(863,592)	(705,919)	(504,332)	(539,856)
Cost of goods and services sold (except for depreciation)	(437,025)	(449,440)	(494,008)	(362,433)
Materials, power, third-party services and others	(231,525)	(97,071)	(154,544)	(127,303)
	(1,532,142)	(1,252,430)	(1,152,884)	(1,029,592)
Gross added value	2,273,948	1,966,823	1,835,879	1,371,301

Retentions
Depreciation, amortization and depletion	(325,241)	(245,957)	(278,449)	(198,415)

Net added value produced	1,948,707	1,720,866	1,557,430	1,172,886

Value added received (transferred)
Equity in the earnings of subsidiaries	(58,050)	(27,751)	443,918	487,695
Financial income/Exchange variations (gains)	121,289	158,081	138,513	(152,955)

	63,239	130,330	582,431	334,740

Total value added to be distributed	2,011,946	1,851,196	2,139,861	1,507,626

DISTRIBUTION OF VALUE ADDED
Personnel and charges	225,590	123,915	134,101	103,227
Taxes, fees and contributions	1,020,850	889,278	841,517	735,596
Interest and exchange variation	(1,798)	75,100	393,145	(84,685)
Interest on shareholders’ equity and dividends	48,567	31,990	48,567	31,990
Retained earnings in the year	722,531	721,498	722,531	721,498
Unrealized profits in the year	(3,794)	9,415

	2,011,946	1,851,196	2,139,861	1,507,626

28. EMPLOYEES’ PENSION FUND

(i) Administration of the Private Pension Plan

The Company is the principal sponsor of CBS Previdência, a private non-profit pension fund established in July 1960, main purpose of which is to pay supplementary benefits to participants in the official Pension Plan. CBS Previdência is composed of employees of CSN, CSN related companies and the entity itself, provided they sign the adherence agreement.

(ii) Description of characteristics of the plans

CBS Previdência has three benefit plans:

35%-of-average-salary plan

It is a defined benefit plan (BD), which began on February 1, 1966, for the purpose of paying retirements (time service, special, disability or old age) on a life-long basis, equivalent to 35% of the participant’s last average 12 salaries. The plan also guarantees the payment of a sickness allowance to a participant on sick leave through the Official Pension Plan and it also guarantees the payment of death grant and a cash grant. The active and retired participants and the sponsors make thirteen contributions per year, which is the same as the number of benefits paid. This plan became inactive on October 31, 1977, when the supplementation plan of the average salary came into force, which is in process of extinction.

Supplementary average salary plan

The defined benefit plan (BD) began on November 1, 1977. The purpose of this plan is to supplement the difference between the 12 last average salaries and the Official Pension Plan (Previdência Oficial) benefit, to the retired employees. It is also life-long basis. Like the 35% Average Salary Plan, there is sickness assistance, death grant and pension coverage. Thirteen contributions and payment of benefits are paid per year. This plan became inactive on December 26, 1995, since the combined supplementary benefits plan was implemented.

Combined supplementary benefit plan

Begun on December 27, 1995, it is a combined variable contribution plan (CV). Besides the programmed pension benefit, there is the payment of risk benefits (pension in activity, disability and sickness benefit). In this plan, the retirement benefit is calculated based on the accumulated total sponsors and participants contributions (thirteen per year). Upon the participant’s retirement, the plan becomes a defined benefit plan and thirteen benefits are paid per year.

As of March 31, 2008 and December 31, 2007, the plans are composed as follows:

	35%-of-Average-Salary Plan		Supplementation of Average Salary Plan		Combined Supplementary Benefit Plan		Total members

	03/31/2008	12/31/2007	03/31/2008	12/31/2007	03/31/2008	12/31/2007	03/31/2008	12/31/2007

Members
In service	15	14	36	37	10,994	10,397	11,045	10,448
Retired	5,058	5,106	4,819	4,841	597	567	10,474	10,514

	5,073	5,120	4,855	4,878	11,591	10,964	21,519	20,962

Related beneficiaries:

Beneficiaries	4,017	4,023	1,367	1,359	79	78	5,463	5,460

Total participants

(members/beneficiaries)	9,090	9,143	6,222	6,237	11,670	11,042	26,982	26,422

(iii) Payment of actuarial deficit

According to the official letter 1555/SPC/GAB/COA, of August 22, 2002, confirmed by official letter 1598/SPC/GAB/COA of August 28, 2002, a proposal was approved for refinancing the reserves to amortize the sponsors’ responsibility in 240 consecutive monthly installments, monetarily indexed by INPC + 6% p.a., starting June 28, 2002.

The agreement provides for the prepayment of installments should there be a need for cash in the defined benefit plan and the incorporation to the updated debit balance of the eventual deficits/surpluses under the sponsors’ responsibility, so as to preserve the equilibrium of the plans without exceeding the maximum period of amortization stipulated in the agreement.

(iv) Actuarial Liabilities

As provided by CVM Resolution 371/00, which approved the NPC 26 of IBRACON – “Accounting of the Employee’s benefits” and which established new accounting practices for the calculation and disclosure, the Management, through a study from external actuaries, calculated the effects arising from this practice, and the Company has kept records in conformity with the report issued on January 10, 2008.

The Company’s Management decided to recognize the adjustments to the actuarial liabilities in the results for the period of five years as from January 1, 2002, in compliance with the established in paragraphs 83 and 84 of the NPC 26 and as of March 31, 2008, the balance of provision for the coverage of the actuarial liability amounts to R$196,217 (R$231,880 as of December 31, 2007).

29. SUBSEQUENT EVENTS

• Sale of NAMISA

According to a Notice to the Market of April 22, 2008, Companhia Siderúrgica Nacional hired Goldman Sachs to be its financial advisor in the potential sale, partial or total, of its equity interest in Nacional Minérios S.A. ("NAMISA").

• Stock repurchase program

At the Extraordinary General Meeting held on May 6, 2008, the Company’s Board of Directors authorized the acquisition of 10,800,000 shares issued by the Company, to be held in treasury and their subsequent sale or cancellation. The maximum term for this operation is May 28, 2008.

05.01 – COMMENTS ON THE COMPANY’S PERFORMANCE IN THE QUARTER

SEE ITEM 08.01:

“COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER”

06.01 – CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of reais)

1- CODE	2 - DESCRIPTION	3 - 3/31/2008	4 -12/31/2007
1	Total Assets	26,169,323	27,052,241
1.01	Current Assets	7,495,491	8,396,140
1.01.01	Cash and Cash Equivalents	176,144	225,344
1.01.02	Receivable	1,615,438	1,877,645
1.01.02.01	Trade Accounts Receivable	743,293	744,401
1.01 .02.01 .01	Domestic Market	837,144	764,943
1.01.02.01.02	Foreign Market	39,951	95,543
1 .01.02.01.03	Allowance for Doubtful Accounts	(133,802)	(116,085)
1.01.02.02	Sundry Credits	872,145	1,133,244
1.01.02.02.01	Employees	6,131	5,048
1.01.02.02.02	Suppliers	193,420	320,781
1.01.02.02.03	Recoverable Income and Social Contribution Taxes	11,240	14,342
1.01.02.02.04	Deferred Income Tax	307,585	377,669
1.01 .02.02.05	Deferred Social Contribution	109,204	134,407
1.01.02.02.06	Other Taxes	188,001	220,552
1.01.02.02.07	Other Receivables	56,564	60,445
1.01.03	Inventories	2,172,750	2,419,745
1.01.04	Other	3,531,159	3,873,406
1.01.04.01	Marketable Securities	3,287,593	3,620,930
1.01.04.02	Prepaid Expenses	57,319	66,229
1.01 .04.03	Insurance Claimed	186,247	186,247
1.02	Non-Current Assets	18,673,832	18,656,101
1.02.01	Long-Term Assets	2,172,493	2,177,707
1.02.01.01	Sundry Receivable	1,082,661	1,068,879
1.02.01.01.02	Securities Receivable	232,862	234,445
1.02.01.01.03	Deferred Income Tax	472,719	466,006
1.02.01.01.04	Deferred Social Contribution	158,286	156,428
1.02.01.01.05	Other Taxes	218,794	212,000
1.02.01.02	Receivable from Related Parties	0	0
1.02.01.02.01	From Associated and Related Companies	0	0
1.02.01.02.02	From Subsidiaries	0	0
1.02.01.02.03	From Other Related Parties	0	0
1.02.01.03	Other	1,089,832	1,108,828
1.02.01.03.01	Judicial Deposits	676,258	694,733
1.02.01.03.02	Securities	108,325	108,547
1.02.01.03.03	Prepaid Expenses	126,692	128,968
1.02.01.03.04	Other	178,557	176,580
1.02.02	Permanent Assets	16,501,339	16,478,394
1.02.02.01	Investments	897,875	956,281
1 .02.02.01.01	In Associated and Related Companies	0	0
1 .02.02.01.02	In Associated and Related Companies - Goodwill	0	0

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of reais)

1- CODE	2- DESCRIPTION	3 - 3/31/2008	4 -12/31/2007
1.02.02.01.03	In Subsidiaries	0	0
1.02.02.01.04	In Subsidiaries - Goodwill	896,106	954,452
1.02.02.01.05	Other Investments	1,769	1,829
1.02.02.02	Property, Plant and Equipment	15,381,477	15,295,642
1.02.02.02.01	In Operation, Net	13,124,415	13,197,042
1.02.02.02.02	In Construction	1,782,006	1,610,250
1.02.02.02.03	Land	475,056	488,350
1.02.02.03	Intangible Assets	0	0
1.02.02.04	Deferred Charges	221,987	226,471

06.02 – CONSOLIDATED BALANCE SHEET - LIABILITIES (in thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - 3/31/2008	4 -12/31/2007
2	Total Liabilities	26,169,323	27,052,241
2.01	Current Liabilities	5,497,626	6,844,150
2.01.01	Loans and Financing	1,205,410	1,414,768
2.01.02	Debentures	412,077	413,220
2.01.03	Suppliers	1,083,421	1,346,789
2.01 .04	Taxes, Fees and Contributions	870,281	1,054,376
2.01.04.01	Salaries and Social Contributions	105,074	110,313
2.01.04.02	Taxes Payable	377,832	596,361
2.01 .04.03	Deferred Income Tax	129,459	104,115
2.01 .04.04	Deferred Social Contribution	46,605	37,481
2.01.04.05	Taxes paid in installments	211,311	206,106
2.01.05	Dividends Payable	1,364,596	2,115,881
2.01.06	Provisions	121,891	126,184
2.01.06.01	Contingencies	162,299	136,020
2.01.06.02	Judicial Deposits	(92,645)	(60,956)
2.01 .06.03	Provision for Pension Fund	52,237	51,120
2.01 .07	Debts with Related Parties	0	0
2.01 .08	Other	439,950	372,932
2.02	Non-Current Liabilities	12,410,699	12,665,830
2.02.01	Long-Term Liabilities	12,405,610	12,660,694
2.02.01.01	Loans and Financing	6,093,430	6,289,941
2.02.01.02	Debentures	640,950	640,950
2.02.01.03	Provisions	4,531,898	4,530,086
2.02.01.03.01	Contingencies	3,560,723	3,484,645
2.02.01.03.02	Judicial Deposits	(1,048,036)	(1,023,173)
2.02.01.03.03	Deferred Income Tax	1,484,714	1,521,040
2.02.01.03.04	Deferred Social Contribution	534,497	547,574
2.02.01.04	Debts with Related Parties	0	0
2.02.01.05	Advance for Future Capital Increase	0	0
2.02.01.06	Other	1,139,332	1,199,717
2.02.01.06.01	Provision for Pension Fund	143,980	180,760
2.02.01.06.02	Taxes paid in installments	740,295	773,585
2.02.01.06.03	Other	255,057	245,372
2.02.02	Deferred Income	5,089	5,136
2.03	Minority Interests	0	0
2.04	Shareholders’ Equity	8,260,998	7,542,261
2.04.01	Paid-In Capital Stock	1,680,947	1,680,947
2.04.02	Capital Reserves	30	30
2.04.03	Revaluation Reserves	4,512,691	4,585,553
2.04.03.01	Own Assets	4,290,795	4,360,513
2.04.03.02	Subsidiaries/ Associated and Related Companies	221,896	225,040
2.04.04	Profit Reserves	1,444,017	1,275,731

06.02 – CONSOLIDATED BALANCE SHEET - LIABILITIES (in thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - 3/31/2008	4 -12/31/2007
2.04.04.01	Legal	336,189	336,189
2.04.04.02	Statutory	0	0
2.04.04.03	For Contingencies	0	0
2.04.04.04	Unrealized Income	0	0
2.04.04.05	Profit Retention	0	0
2.04.04.06	Special For Undistributed Dividends	0	0
2.04.04.07	Other Profit Reserves	1,107,828	939,542
2.04.04.07.01	Investments	1,768,321	1,768,321
2.04.04.07.02	Treasury Shares	(571,351)	(743,430)
2.04.04.07.03	Unrealized Income	(89,142)	(85,349)
2.04.05	Retained Earnings/Accumulated Losses	623,313	0
2.04.06	Advance for Future Capital Increase	0	0

07.01 – CONSOLIDATED STATEMENT OF INCOME (in thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - 1/1/2008 to 3/31/2008	4 - 1/1/2008 to 3/31/2008	5 - 1/1/2007 to 3/31/2007	6 - 1/1/2007 to 3/31/2007
3.01	Gross Revenue from Sales and/or Services	3,951,881	3,951,881	3,078,691	3,078,691
3.02	Deductions from Gross Revenue	(921,656)	(921,656)	(594,009)	(594,009)
3.03	Net Revenue from Sales and/or Services	3,030,225	3,030,225	2,484,682	2,484,682
3.04	Cost of Goods and/or Services Sold	(1,806,750)	(1,806,750)	(1,476,874)	(1,476,874)
3.04.01	Depreciation and Amortization	(311,887)	(311,887)	(232,996)	(232,996)
3.04.02	Other	(1,494,863)	(1,494,863)	(1,243,878)	(1,243,878)
3.05	Gross Profit	1,223,475	1,223,475	1,007,808	1,007,808
3.06	Operating Income/Expenses	(256,689)	(256,689)	(134,582)	(134,582)
3.06.01	Selling	(161,322)	(161,322)	(141,486)	(141,486)
3.06.01.01	Depreciation and Amortization	(2,266)	(2,266)	(1,907)	(1,907)
3.06.01.02	Other	(159,056)	(159,056)	(139,579)	(139,579)
3.06.02	General and Administrative	(104,438)	(104,438)	(97,153)	(97,153)
3.06.02.01	Depreciation and Amortization	(11,088)	(11,088)	(11,054)	(11,054)
3.06.02.02	Other	(93,350)	(93,350)	(86,099)	(86,099)
3.06.03	Financial	121,291	121,291	54,163	54,163
3.06.03.01	Financial Income	245,260	245,260	194,460	194,460
3.06.03.02	Financial Expenses	(123,969)	(123,969)	(140,297)	(140,297)
3.06.03.02.01	Foreign Exchange and Monetary Variation, net	136,816	136,816	197,018	197,018
3.06.03.02.02	Financial Expenses	(260,785)	(260,785)	(337,315)	(337,315)
3.06.04	Other Operating Income	9,871	9,871	241,654	241,654
3.06.05	Other Operating Expenses	(64,041)	(64,041)	(164,009)	(164,009)
3.06.06	Equity pick-up	(58,050)	(58,050)	(27,751)	(27,751)
3.07	Operating Income	966,786	966,786	873,226	873,226

07.01 – CONSOLIDATED STATEMENT OF INCOME (in thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - 1/1/2008 to 3/31/2008	4 - 1/1/2008 to 3/31/2008	5 - 1/1/2007 to 3/31/2007	6 - 1/1/2007 to 3/31/2007
3.08	Non-Operating Income	(1,071)	(1,071)	180,241	180,241
3.08.01	Income	649	649	836,598	836,598
3.08.02	Expenses	(1,720)	(1,720)	(656,357)	(656,357)
3.09	Income before Taxes/Profit Sharing	965,715	965,715	1,053,467	1,053,467
3.10	Provision for Income and Social Contribution Taxes	(126,998)	(126,998)	(314,771)	(314,771)
3.11	Deferred Income Tax	(71,413)	(71,413)	24,207	24,207
3.11.01	Deferred Income Tax	(51,847)	(51,847)	18,297	18,297
3.11.02	Deferred Social Contribution	(19,566)	(19,566)	5,910	5,910
3.12	Statutory Profit Sharing/Contributions	0	0	0	0
3.12.01	Profit Sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Shareholders’ equity	0	0	0	0
3.14	Minority Interest	0	0	0	0
3.15	Income/Loss for the Period	767,304	767,304	762,903	762,903
	OUTSTANDING SHARES, EX-TREASURY (in thousands)	769,470	769,470	256,490	256,490
	EARNINGS PER SHARE (in reais)	0.99719	0.99719	2.97440	2.97440
	LOSS PER SHARE (in reais)

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Production

The Presidente Vargas Steelworks produced 1.2 million tonnes of crude steel in the 1Q08, 6% lower than in the 1Q07 and 2.5% lower than in the previous quarter.

First-quarter rolled steel output totaled 1.2 million tonnes, very similar to the 1Q07 figure.

Production (in thousand t)				Change (%)
	1Q07	4Q07	1Q08	1Q08 x 1Q07	1Q08 x 4Q07
Crude Steel (P Vargas Mill)	1,321	1,274	1,242	-6.0%	-2.5%
Purchased Slabs from Third Parties	24	0	0	-	-

Total Crude Steel	1,345	1,274	1,242	-7.7%	-2.5%

Rolled Products * (UPV)	1,171	1,298	1,169	-0.2%	-10.0%

* Products delivered for sale, including shipments to CSN Paraná

Production Costs (parent company)

CSN’s total production cost was in the amount of R$ 1.14 billion in the 1Q08, R$ 45 million (or 3.7%) down year-on-year, mainly due to the following factors:

• Raw materials: There was a total reduction of R$ 87 million in this item, due to:

- Third-party slabs: In the 1Q08 there was no consumption of slabs acquired from third parties in the 1Q08, generating savings of R$ 23 million in relation to 1Q07 production costs;
- Zinc: There was a decline in costs of R$ 48 million in the 1Q08 in relation to the 1Q07, basically due to the reduction in the metal’s price, in addition to the appreciation of the Real in the period;
- Coal: There was a reduction in costs of R$ 19 million in 1Q08 in relation to 1Q07, also principally due to the appreciation of the Real. The average cost was R$ 254/t.
These costs were not affected by the 200% readjustment in prices imposed by Australian producers as from April/08, which raised the FOB price to US$ 300/t. In fact, the impact on production costs will only be felt as from July/08, since the Company has sufficient stocks for more than two months. In addition, CSN acquires coal from the US, whose readjustments in prices will take place in July 2008, affecting the costs as from the third quarter;
- Coke: the expenses in 1Q08 were R$ 10 million higher than in 1Q07, due to the increased consumption.

The average cost was R$ 461/t and there has been no impact as yet from the recent price hikes, since the Company has sufficient stocks for three months of production.
Other raw materials: reduction of R$ 7 million;

• Labor: growth of R$ 17 million (19%), thanks to the 5% pay rise in May/07 and the 20% increase in the number of production employees;

• Depreciation: there was an accrual of R$ 20 million due to the revaluation of the Company’s assets in the 1H07;

• Other: other costs moved up by R$ 5 million.

Sales

Total Sales

The volume of rolled steel sales totaled 1.4 million tonnes in the 1Q08, 17% higher than in the 1Q07 and in line with the volume sold in the 4Q07.

Domestic Market

In the 1Q08, the domestic sales volume was 1.1 million tonnes, 10% up on the 4Q07 and 55% higher than in the 1Q07. National sales have been moving up substantially since the beginning of 2007, climbing from 60% of total volume in the 1Q07, to 80% in the 1Q08, due to CSN’s strategy of prioritizing the domestic market, motivated by the more attractive prices in this market than in international ones, coupled with the healthy performance of Brazil’s economy, which fueled demand for steel products.

In March/08, the volume of steel products sold by CSN in the domestic market, where the margins are historically higher, reached the record ratio of 84% of total sales, 93% of which only in the Parent Company CSN.

Export Market

On the other hand, the exported volume of steel products sold by CSN has been falling in recent months due to the increased routing of sales to the domestic market. In the 1Q08, they accounted for 20% of total sales, down from 40% in the 1Q07.

Market Share and Product Mix

The Company’s market share in the domestic flat steel market (hot-rolled, cold-rolled, galvanized and tin mill products) has been expanding steadily, having reached 38% in the 1Q08, led by tin plate, galvanized, hot-rolled and cold-rolled, in which segments CSN recorded the respective market shares of 99%, 49%, 34% and 26% of these product lines, representing growth of 1%, 4%, 3% and 6%, respectively, in comparison with the 4Q07.

In the 4Q07, CSN had a 47% share of the construction market, 42% of the distribution market, 36% of the home appliance/OEM market, 21% of the automotive market and a massive consolidated 99% share of the steel packaging market.

Coated products accounted for 47% of the sales volume in the 1Q08.

Prices

In the domestic market, average domestic net revenue per tonne in the 1Q08 remained in line with the previous quarter, at above US$ 1,000 per tonne.

In March/08, the Company raised the price of certain products, as follows: hot-rolled, 13.5%; cold-rolled, 8.5%; galvanized, 3.5% and tin plate, 6%. In addition, further increases have been announced for May/08, namely: hot-rolled, 15%; cold-rolled, 11%; galvanized, 6.5% and tin plate, 6%. The impact on the Company’s revenue will be felt as from the 2Q08.

Despite the appreciation of the Real against the dollar, average export prices in Reais moved up 14%, when compared to 4Q07 due to the international price recovery and the improved product mix.

Despite the hefty readjustments in prices in the 1Q08, there is still room for further increases in months ahead. Steel Business Briefing’s Global Market Outlook report contains a survey conducted with global steel market players last February in which 82% of interviewees expected prices to move up in the second quarter.

Mining

√ PRODUCTION

The Casa de Pedra mine produced 4.1 million tonnes in the 1Q08.

Nacional Minérios (NAMISA) produced the overall amount of 1.2 million tonnes in the 1Q08, while its iron ore purchases from third parties totaled 1.0 million tones in the same period.

The Presidente Vargas Steelworks absorbed 1.8 million iron ore tonnes.

√ SALES

Consolidated iron ore sales totaled 3.6 million tonnes in the 1Q08.

Exports reached 2.8 million tonnes shipped, accounting for 77% of the total sales of the period. The domestic market accounted for 0.8 million tonnes, or 23% of the total.

It is worth noting that the rotary railcar dumper entered the pre-operational phase this quarter. This equipment will raise the Porto de Itaguaí’s iron-ore handling and loading capacity to 30 million tpa.

√ INVENTORIES

The Company closed the first quarter with iron ore inventories of approximately 12 million tonnes.

Net Revenue

Net revenue totaled R$ 3.0 billion in the 1Q08, a new record for the Company, 22% higher than in 1Q07 and slightly higher than in the 4Q07, due to the massive concentration of sales in the domestic market, as aforementioned in this report.

	STEEL			MINING *

Net Revenue (1Q08)	Domestic	Exports	Total	Domestic	Exports	Total	OTHER	TOTAL
Volume (thousand tonnes)	1,115	277	1,393	853	2,780	3,632	-	-
Net Revenue (R$ MM)	2,069	443	2,512	46	208	254	264	3,030

* Date related to iron ore.

Operating Revenue and Expenses

Operating expenses amounted to R$ 320 million in the 1Q08, a R$ 6 million negative variation in relation to the previous quarter, mainly due to the increase in selling expenses in an amount higher than R$ 31 million, on account of greater domestic market sales efforts. This was partially offset by the reduction in the amount of G&A and other operating expenses in the amount of R$ 25 million.

In comparison with the 1Q07, these expenses had a negative variation of R$ 159 million, due to the non-recurring accounting impact of CSN’s participation in the Corus acquisition auction in the 1Q07.

EBITDA

The 1Q08 EBITDA totaled R$ 1.3 billion, 26% higher in comparison with 1Q07 mainly due to greater revenues earned. . In quarter-over-quarter terms, EBITDA edged up by 1%.

Once again the EBITDA margin exceeded 40%, reaching 42%, 1.5 p.p. above the 1Q07 and 0.3 p.p. up on the 4Q07.

     * EBITDA adjusted for the effects of earnings losses.

Financial Result and Indebtedness

The 1Q08 net financial result was positive by R$ 121 million, a R$ 306 million improvement on the 4Q07 results.

The main factors responsible for this improvement in the 1Q08 in comparison with the 4Q07 were the following:

• The non-recurrent addition of R$ 391 million to provisions for IPI premium credits on exports in the 4Q07;
• A R$ 54 million reduction in gains from financial investments in the 1Q08;
• The R$ 44 million negative effect of the lower appreciation of the Real in the 1Q08 versus the 4Q07.

Net debt closed the first quarter at R$ 4.78 billion, virtually at the same level of the amount recorded at the end of 2007 (R$ 4.80 billion). The net debt/EBITDA ratio, based on EBITDA in the last 12 months, continued to fall, declining from 0.99x at the end of 2007 to 0.93x as of March 31, 2008.

Non-operating Revenue / Expenses

The Company presented a net non-operating expense of R$ 1 million in the 1Q08, versus a net expense of R$28 million in the 4Q07, mainly due to fixed asset write-offs in the latter quarter.

Income Taxes

Income and social contribution taxes totaled R$ 198 million in the 1Q08, principally due to the increase in the taxable income over the 4Q07.

Net Income

CSN presented a 1Q08 net income of R$ 767 million, 51% up on the previous quarter, basically due to non-recurring addition of R$ 391 million in that period to provisions for IPI premium credits on exports.

Investments

First-quarter investments totaled R$ 374 million, R$ 222 million of which went to the parent company and R$ 152 million to the subsidiaries, mostly to the following projects and companies:

CSN:

• Expansion of the Casa de Pedra mine: R$ 87 million;
• Maintenance and repairs: R$ 43 million;
• Expansion of the Porto de Itaguaí: R$ 9 million;

Subsidiaries:

• MRS (transportation and logistics): R$ 57 million;
• CSN Cimentos: R$ 43 million;
• CFN: R$ 17 million;
• CSN Aços Longos: R$ 13 million;
• CFM: R$ 5 million.

The remainder went to other projects, mainly focusing on technological improvements for the Company and its subsidiaries.

Working Capital

As of March 31, 2008, working capital totaled R$ 1.2 billion, 7% down on the end-of-2007 figure. The reduction was essentially due to the decrease in the asset balances, which include the R$ 247 million reduction in “Inventories” and the R$ 128 million drop in Advances to Suppliers. However, part of this impact was also offset by the R$ 336 million decrease in the liabilities balance, mainly related to “Accounts Payable to Suppliers” and “Taxes Payable”, the latter being impacted by the booking of additional provisions for IPI premium credits in the 4Q07.

The average 1Q08 supplier payment period fell from 73 days to 54 days in March/08, while the average client receipt period dropped from 19 to 17 days in relation to 4Q07. At the end of December 2007, the average inventory turnover fell by 22 days, from 131 to 108.

			R$ MM
			Chg.
WORKING CAPITAL	Dec/2007	Mar/2008	1Q08 x 4Q07
Assets	3,710	3,285	425

Cash Availabilities	225	176	49
Accounts Receivable	744	743	1
- Domestic Market	813	837	(24)
- Export Market	47	40	7
- Allowance for Doubtful Accounts	(116)	(134)	18
Inventory	2,420	2,173	247
Advances to Suppliers	321	193	128

Liabilities	2,401	2,065	336

Accounts Payable to Suppliers	1,347	1,083	264
Salaries and Social Contribution	110	105	5
Taxes Payable	944	765	179
Advances from Clients	0	112	(112)

Working Capital	1,309	1,220	89

TURN OVER RATIO			Chg.
Average term	Dec/2007	Mar/2008	1Q08 x 4Q07
Receipt	19	17	2
Payment	73	54	19
Inventories	131	108	22

Capital Market

Share Performance

Despite the drops of 5% in the IBOVESPA and of 8% in the Dow Jones in the 1Q08, CSN’s shares recorded a positive performance on both BOVESPA and NYSE, appreciating by 19% and 21%, respectively.

The average daily traded volume also moved up both in BOVESPA and NYSE. The Brazilian stock exchange enjoyed a growth of16%, from approximately R$ 132 million at the end of 2007 to R$ 154 million in the 1Q08. In NYSE, the volume climbed by an even more impressive 62%, from US$ 90 million to US$ 146 million.

Capital Markets - CSNA3 / SID / IBOVESPA / DOW JONES

	1Q07 *	4Q07 *	1Q08
no. of shares	804,203,838	804,203,838	804,203,838

Market Value
Closing price (R$/share)	28.16	52.53	62.56
Closing price (US$/ADR)	14.28	29.86	35.99
Market Value (R$ million)	21,666	40,423	48,138
Market Value (US$ million)	10,988	22,976	27,693

Profitability (total return to shareholder)
CSNA3	38%	25%	19%
SID	43%	27%	21%
Ibovespa	3%	6%	-5%
Dow Jones	-1%	-4%	-8%

Volume
Daily average (no. of shares)	979,193	952,785	2,629,207
Daily average (R$ thousand)	72,710	132,254	154,310
Daily average (no. of ADRs)	1,073,605	1,151,640	4,331,746
Daily average (US$ thousand)	38,595	89,943	145,989

Source: Economática and Bloomberg
* Prices and number of shares for the 1Q07 and 4Q07 were adjusted in order to reflect he effect of the split.

Stock Split and Shareholder Payout
The EGM of January 22, 2008 approved a 3:1 stock split, i.e., each share representing the Company’s capital stock started being represented by three shares. Consequently, as from that date, the Company’s capital has totaled R$1,680,947,363.71, divided into 804,203,838 common shares. The ratio of one CSN share for one ADR (American Depositary Receipt) was maintained.

The AGM of April 18, 2008 approved the payment of R$ 2,115 million to shareholders as dividends and interest on own capital. Of this total, R$ 800 million was paid as an advance on January 8, 2008 (R$ 665 million in dividends and R$ 135 million in interest on own capital) and the remaining R$ 1,315 million (R$ 1,244 million in dividends and R$ 71 million in interest on equity was paid on May 5, 2008.

Company Performance

In 2008 until one day before Standard & Poor's raised Brazil’s risk rating to investment grade, which triggered a huge stock-market surge, CSN’s shares had appreciated by 36%, one of the highest levels among those stocks that comprise the IBOVESPA index. As a result of this significant profitability, the Company’s market capitalization reached US$ 35 billion in April, 2008 the 5th highest among the world’s steel producers.

Ranking	Company	Mkt Cap(US$ bi)

1st	Arcelor Mittal	134.4
2nd	Posco	44.2
3rd	Nippon Steel	39.4
4th	Evraz	36.4
5th	CSN	35.8
6th	Baoshan Iron/Steel	34.6
7th	JFE Holdings	33.7
8th	Thyssenkrupp	33.7
9th	Gerdau	30.1
10th	Usiminas	25.5

Source: Bloomberg - May 06th, 2008

09.01 - EQUITY IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/AFFILIATED COMPANY	3 - CNPJ (Corporate Taxpayer’s ID)	4 - CLASSIFICATION	5 - PARTICIPATION IN CAPITAL OF INVESTEE - %	6 – INVESTOR’S SHAREHOLDERS' EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in thousands)	9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousands)
01	CSN OVERSEAS	05.722.388/0001-58	PRIVATE SUBSIDIARY	100.00	11.30
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		7,173		7,173

02	CSN STEEL	05.706.345/0001-89	PRIVATE SUBSIDIARY	100.00	17.60
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		480,727		480,727

04	CSN ENERGY	06.202.987/0001-03	PRIVATE SUBSIDIARY	100.00	12.73
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		3,675		3,675

06	IND. NAC. DE AÇOS LAMINADOS – INAL	02.737.015/0001-62	PRIVATE SUBSIDIARY	99.99	7.50
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		421,366		421,366

07	CSN CIMENTOS	42.564.807/0001-05	PRIVATE SUBSIDIARY	99.99	0.00
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		32,777		32,777

08	CIA METALIC DO NORDESTE	01.183.070/0001-95	PRIVATE SUBSIDIARY	99.99	1.85
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		92,284		92,284

09	INAL NORDESTE	00.904.638/0001-57	PRIVATE SUBSIDIARY	99.99	0.64
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		37,796		37.796

09.01 - EQUITY IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/AFFILIATED COMPANY	3 - CNPJ (Corporate Taxpayer’s ID)	4 - CLASSIFICATION	5 - PARTICIPATION IN CAPITAL OF INVESTEE - %	6 – INVESTOR’S SHAREHOLDERS' EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in thousands)	9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousands)
10	CSN PANAMA	05.923.777/0001-41	PRIVATE SUBSIDIARY	100.00	8.86
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY			4,240	4,240

11	CSN ENERGIA	03.537.249/0001-29	PRIVATE SUBSIDIARY	99.90	0.35
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY			1	1

13	CSN I	04.518.302/0001-07	PRIVATE SUBSIDIARY	99.99	7.70
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY			9,995,753	9,995,753

14	GALVASUD	02.618.456/0001-45	PRIVATE SUBSIDIARY	15.29	8.58
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY			1,804,435	1,804,435

16	SEPETIBA TECON	02.394.276/0001-27	PRIVATE SUBSIDIARY	99.99	1.99
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY			253,990	254,015
17	COMPANHIA FERROVIÁRIA DO NORDESTE-CFN	02.281.836/0001-37	PUBLICLY-TRADED SUBSIDIARY	46.88	0.00
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY			75,334	54,451
18	ITÁ ENERGÉTICA	01.355.994/0002-02	PUBLICLY-TRADED SUBSIDIARY	48.75	7.10
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY			253,607	253,607

09.01 - EQUITY IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/AFFILIATED COMPANY	3 - CNPJ (Corporate Taxpayer’s ID)	4 - CLASSIFICATION	5 - PARTICIPATION IN CAPITAL OF INVESTEE - %	6 – INVESTOR’S SHAREHOLDERS' EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in thousands)	9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousands)
19	MRS LOGÍSTICA	01.417.222/0001-77	PUBLICLY-TRADED	32.93	15.84
			SUBSIDIARY
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY			111,962	111,962

27	CSN EXPORT	05.760.237/0001-94	PRIVATE SUBSIDIARY	100.00	1.39
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY			32	32

28	CSN ISLANDS VII	05.918.539/0001-48	PRIVATE SUBSIDIARY	100.00	0.01
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY			1	1

29	CSN ISLANDS VIII	06.042.103/0001-09	PRIVATE SUBSIDIARY	100.00	0.05
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY			1	1

30	CSN ISLANDS IX	07.064.261/0001-14	PRIVATE SUBSIDIARY	100.00	0.05
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY			1	1

31	ERSA – ESTANHO DE RONDÔNIA	00.684.808/0001-35	PRIVATE SUBSIDIARY	99.99	0.36
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY			34,233	34,233

32	CSN ISLANDS X	/ -	PRIVATE SUBSIDIARY	100.00	0.00
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY			1	1

09.01 - EQUITY IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/AFFILIATED COMPANY	3 - CNPJ (Corporate Taxpayer’s ID)	4 - CLASSIFICATION	5 - PARTICIPATION IN CAPITAL OF INVESTEE - %	6 – INVESTOR’S SHAREHOLDERS' EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in thousands)	9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousands)
33	NACIONAL MINÉRIOS	08.446.702/0001-05	PRIVATE SUBSIDIARY	99.99	0.58
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY			29,997	29,997

34	PELOTIZAÇÃO NACIONAL	09.295.313/0001-99	PRIVATE SUBSIDIARY	99.99	0.01
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY'			1,000	1,000

35	CONGONHAS MINÉRIOS	08.902.291/0001-15	PRIVATE SUBSIDIARY	99.99	0.06
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY'			5,009	5,009

36	MINAS PELOTIZAÇÃO	09.295.323/0001-24	PRIVATE SUBSIDIARY	99.99	0.01
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY'			1,000	999

37	ISLANDS XI	/ -	PRIVATE SUBSIDIARY	100.00	0.00
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY			1	0

38	CSN AÇOS LONGOS	/ -	PRIVATE SUBSIDIARY	99.99	0.00
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY			5,024	0

39	NACIONAL SIDERURGIA	/ -	PRIVATE SUBSIDIARY	99.99	0.01
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY			9,999	0

10.01 – CHARACTERISTICS OF PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES

1 – ITEM	04

2 –ORDER No.	3

3 –REGISTRY No. AT CVM	CVM/SRE/DEB/2003/023

4 – REGISTRATION DATE AT CVM	12/19/2003

5 – ISSUED SERIES	2A

6 – TYPE OF ISSUE	COMMON

7 – NATURE OF ISSUE	PUBLIC

8 – DATE OF ISSUE	12/1/2003

9 – EXPIRATION DATE	12/1/2008

10 – TYPE OF DEBENTURE	WITHOUT PREFERENCE

11 – CONDITION FOR CURRENT REMUNERATION

12 – PREMIUM/NEGATIVE GOODWILL

13 – NOMINAL VALUE (Reais)	10,000.00

14 – AMOUNT ISSUED (Thousands of Reais)	250,000

15 – NUMBER OF SECURITIES ISSUED (UNIT)	25,000

16 – OUTSTANDING SECURITIES (UNIT)	25,000

17 – TREASURY SECURITIES (UNIT)	0

18 – CALLED AWAY SECURITIES (UNIT)	0

19 – CONVERTED SECURITIES (UNIT)	0

20 – SECURITIES TO BE DISTRIBUTED (UNIT)	0

21 – DATE OF THE LAST RENEGOTIATION

22 – DATE OF NEXT EVENT	12/1/2008

10.01 – CHARACTERISTICS OF PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES

1 – ITEM	05

2 – ORDER no.	4

3 –REGISTRY No. AT CVM	CVM/SRE/DEB/2006/011

4 – REGISTRATION DATE AT CVM	4/28/2006

5 – ISSUED SERIES	UN

6 – TYPE OF ISSUE	COMMON

7 – NATURE OF ISSUE	PUBLIC

8 – DATE OF ISSUE	2/1/2006

9 – EXPIRATION DATE	2/1/2012

10 – TYPE OF DEBENTURE	WITHOUT PREFERENCE

11 – CONDITION FOR CURRENT REMUNERATION

12 – PREMIUM/NEGATIVE GOODWILL

13 – NOMINAL VALUE (Reais)	10,000.00

14 – AMOUNT ISSUED (Thousands of Reais)	600,000

15 – NUMBER OF SECURITIES ISSUED (UNIT)	60,000

16 – OUTSTANDING SECURITIES (UNIT)	60,000

17 – TREASURY SECURITIES (UNIT)	0

18 – CALLED AWAY SECURITIES (UNIT)	0

19 – CONVERTED SECURITIES (UNIT)	0

20 – SECURITIES TO BE DISTRIBUTED (UNIT)	0

21 – DATE OF THE LAST RENEGOTIATION

22 – DATE OF NEXT EVENT	8/1/2008

15.01 – INVESTMENT PROJECTS

Amongst the Company’s major investments, we emphasize the expansion of the production capacity of the Casa de Pedra mine and Itaguaí port, where the Company invested the amount of R$503,338 and R$462,854, respectively, up to March 31, 2008.

For further information, see the Management Report.

16.01 - OTHER INFORMATION CONSIDERED MATERIAL BY THE COMPANY

     Companhia Siderúrgica Nacional
Statements of Cash Flows
For the periods ended on March 31, 2008 and 2007
(In thousands of reais)

	Consolidated		Parent Company

	3/31/2008	3/31/2007	3/31/2008	3/31/2007

Cash flow from operating activities
Net income for the period	767,304	762,903	771,098	753,488
Adjustments to reconcile the net income for the period
with the resources from operating activities:
- Net monetary and exchange variations	(69,021)	(241,389)	169,579	(253,506)
- Provision for loan and financing charges	161,996	209,951	143,750	161,865
- Depreciation, depletion and amortization	325,241	245,957	278,449	198,415
- Write-offs of property, plant and equipment	8,780	654,817	1,356	1,024
Equity in accounting and amortization of goodwill and negative goodwill	58,050	27,750	(443,919)	(487,695)
Deferred income and social contribution taxes	71,413	(24,207)	66,494	25,639
Swap provision	(587,924)	(237,261)	(462,915)	(12,123)
Actuarial liability provision	(35,663)	(966)	(35,663)	(966)
Provision for contingencies	29,724	(11,297)	25,897	(6,573)
- Other provisions	39,306	34,759	36,847	32,238
	769,206	1,421,017	550,973	411,806
(Increase) decrease in assets:
- Accounts receivable	(15,780)	(803,288)	(12,818)	(129,564)
- Inventories	237,790	(32,360)	224,975	(43,019)
- Receivable from subsidiaries			(68,248)	10,858
- Recoverable taxes	29,569	(22,760)	13,654	(9,967)
- Other	105,274	38,347	113,092	(26,125)
	356,853	(820,061)	270,655	(197,817)

Increase (decrease) in liabilities
- Accounts Payable to Suppliers	(263,368)	(119,583)	(171,117)	(123,559)
- Salaries and payroll charges	(5,239)	52,891	(5,271)	56,265
- Taxes	(202,225)	51,381	(164,268)	62,697
- Accounts payable - Subsidiaries			(6,204)	(14,753)
- Contingent Liabilities	70,859	127,234	72,120	117,602
- Charges paid on loans and financings	(199,436)	(233,493)	(145,017)	(176,009)
- Others	45,953	(80,989)	48,689	(60,444)
	(553,456)	(202,559)	(371,068)	(138,201)

Net cash provided by operating activities	572,603	398,397	450,560	75,788

Cash Flows from investing activities
- Judicial Deposits	(38,077)	(25,368)	(36,932)	(24,962)
- Investments		(1)		(22,001)
- Property, plant and equipment	(357,628)	(233,035)	(205,904)	(135,139)
- Deferred charges	(16,509)	(1,300)	(16,470)	(1,149)
Net resources used on investing activities	(412,214)	(259,704)	(259,306)	(183,251)

Cash Flow from financing activities
Financial Funding
- Loans and Financing	217,372	2,170,629	404,341	2,069,366
	217,372	2,170,629	404,341	2,069,366
Payments
- Financial Institutions - principal	(253,712)	(1,916,033)	(148,181)	(1,487,323)
- Dividends and interest on shareholders’ equity	(800,840)	(799)	(800,840)	(799)
- Treasury shares		(66,709)		(66,709)
	(1,054,552)	(1,983,541)	(949,021)	(1,554,831)
Net cash raised (used) in financing activities	(837,180)	187,088	(544,680)	514,535

Increase (decrease) in cash and marketable securities	(676,791)	325,781	(353,426)	407,072
Cash and marketable securities, beginning of period	2,367,353	2,132,722	745,115	588,863
Cash and marketable securities (except for derivatives), end of period	1,690,562	2,458,503	391,689	995,935

17.01 – SPECIAL REVIEW REPORT – QUALIFIED OPINION

Independent Accountant’s Review Report
(A translation of the original report in Portuguese as published in Brazil containing financial statements prepared in accordance with accounting practices adopted in Brazil and rules from the Brazilian Securities Commission - CVM)

To
The Board of Directors
Companhia Siderúrgica Nacional
Rio de Janeiro - RJ

1. We have reviewed the Quarterly Financial Information of Companhia Siderúrgica Nacional (the Company) and the consolidated Quarterly Financial Information of the Company and its subsidiaries for the quarter ended March 31, 2008, comprising the balance sheets, the statements of income, of cash flows and of added value, the management report and notes, which are the responsibility of its management.

2. Except for the matter described in the paragraph 3, our review was conducted in accordance with the specific rules set forth by the IBRACON - The Brazilian Institute of Independent Auditors, in conjunction with the CFC - Federal Accounting Council, and consisted mainly of the following: (a) inquiries and discussions with the persons responsible for the Accounting, Finance and Operational areas of the company and its subsidiaries as to the main criteria adopted in the preparation of the Quarterly Financial Information; and (b) reviewing information and subsequent events that have or may have relevant effects on the financial position and operations of the Company and its subsidiaries.

3. The Brazilian Securities Commission (CVM), through Instruction n° 469 of May 2, 2008, in its article 8, determined that the elements comprising the assets and liabilities deriving from long-term operations were adjusted at present value based on discount rates which reflect the best current market valuations with respect to the value of money in time and particular risks of the asset or liability. However, as mentioned in Note 3h, the Company's management is in the process of analyzing and evaluating the possible impacts of such adjustments at present value, in accordance with this instruction. Thus, we were unable to obtain reasonable assurance with respect to the measurement of these adjustments in this quarterly financial information.

4. Based on our review, except for the possible effects, if any, related to the matter described in paragraph 3, we are not aware of any material modifications that should be made to the Quarterly Financial Information referred to in the first paragraph for it to be in accordance with the rules issued by the Brazilian Securities Commission, applicable to the preparation of the Quarterly Financial Information, including CVM Instruction n° 469/08.

5. As mentioned in note 3h, on December 28, 2007 Law n° 11.638 was enacted, and effective from January 1, 2008. This Law modified, amended and introduced new rules to the existing Corporate Law (Law n° 6.404/76) and resulted in changes to certain accounting practices currently adopted in Brazil. Despite the fact that the new Law is already in force, the changes required depend on the issuance of further normatization by local regulators, in order for them to be fully adopted by the companies. Therefore, in this transition phase, CVM, through Instruction CVM n° 469/08, allowed the non-application all rules described within Law n° 11.638/07 in the preparation of Quarterly Financial Information. As a consequence, the accounting information included in the Quarterly Financial Information of the Company and its subsidiaries for the quarter ended March 31, 2008, were prepared in accordance with the specific rules set forth by the CVM and does not contemplate all the changes to the accounting practices introduced by Law n° 11.638/07.

May 6, 2008

KPMG Auditores Independentes
CRC 2SP014428/O-6-F-RJ

Anselmo Neves Macedo	Carla Bellangero
Accountant CRC SP-160482/O-6 S-RJ	Accountant CRC SP-196751/O-4 S-RJ

TABLE OF CONTENTS

GROUP	TABLE	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	HEAD OFFICE	1
01	03	INVESTOR RELATIONS OFFICER (Company Mailing Address)	1
01	04	REFERENCE	1
01	05	CAPITAL STOCK	2
01	06	COMPANY PROFILE	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	CASH DIVIDENDS	2
01	09	SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR	3
01	10	INVESTOR RELATIONS OFFICER	3
02	01	BALANCE SHEET – ASSETS	4
02	02	BALANCE SHEET – LIABILITIES	6
03	01	STATEMENT OF INCOME	8
04	01	NOTES TO THE FINANCIAL STATEMENTS	10
05	01	COMMENTS ON THE COMPANY’S PERFORMANCE IN THE QUARTER	49
06	01	CONSOLIDATED BALANCE SHEET – ASSETS	50
06	02	CONSOLIDATED BALANCE SHEET – LIABILITIES	52
07	01	CONSOLIDATED STATEMENT OF INCOME	54
08	01	COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER	56
09	01	EQUITY IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES	64
10	01	CHARACTERISTICS OF PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES	68
15	01	INVESTMENT PROJECTS	70
16	01	OTHER INFORMATION CONSIDERED MATERIAL BY THE COMPANY	71
17	01	SPECIAL REVIEW REPORT	72
		CSN OVERSEAS
		CSN STEEL
		CSN ENERGY
		IND. NAC. DE AÇOS LAMINADOS – INAL
		CSN CIMENTOS
		CIA METALIC DO NORDESTE
		INAL NORDESTE
		CSN PANAMA
		CSN ENERGIA
		CSN I
		GALVASUD
		SEPETIBA TECON
		COMPANHIA FERROVIÁRIA DO NORDESTE-CFN
		ITÁ ENERGÉTICA
		MRS LOGÍSTICA
		CSN EXPORT
		CSN ISLANDS VII

GROUP	TABLE	DESCRIPTION	PAGE
CSN ISLANDS VIII
CSN ISLANDS IX
ERSA – ESTANHO DE RONDÔNIA
CSN ISLANDS X
NACIONAL MINÉRIOS
PELOTIZAÇÃO NACIONAL
CONGONHAS MINÉRIOS
MINAS PELOTIZAÇÃO
ISLANDS XI
CSN AÇOS LONGOS
		NACIONAL SIDERURGIA	/73

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 24, 2008

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Otávio de Garcia Lazcano
Otávio de Garcia Lazcano Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.